Exhibit 99.1

NEOVASC INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

March 28, 2018

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GLOSSARY	2
TERMS OF REFERENCE	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS	4
CORPORATE STRUCTURE	7
Intercorporate Relationships	7
GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	8
Three Year Development	10
Product Development	18
Specialized Skill & Knowledge	18
Intangible Property	19
New Products/Components/Cycles	19
Economic Dependence	21
Foreign Operations	21
Lending	21
Reorganizations	22
Employees	22
Social or Environmental Policies	23
RISK FACTORS	23
DIVIDEND POLICY	43
DESCRIPTION OF CAPITAL STRUCTURE AND MARKET FOR SECURITIES	43
PRIOR SALES	52
ESCROWED SECURITIES	53
DIRECTORS AND OFFICERS	53
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	58
Cease Trade Orders and Bankruptcies	58
Penalties and Sanctions	58
Individual Bankruptcies	59
CONFLICTS OF INTEREST	59
AUDIT COMMITTEE INFORMATION	59
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	61
MATERIAL CONTRACTS	61
TAXATION	61
LEGAL PROCEEDINGS	65
NAMES AND INTEREST OF EXPERTS	67
TRANSFER AGENT AND REGISTRAR	67
ADDITIONAL INFORMATION	67
ADDITIONAL FINANCIAL INFORMATION	67
SCHEDULE “A” AUDIT COMMITTEE CHARTER	1

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GLOSSARY

This glossary contains general terms used in the discussion of the cardiovascular medical device industry, as well as specific technical terms used in the descriptions of the Company’s technology and business.

Angioplasty: a procedure for the elimination of areas of narrowing in blood vessels.
Aortic: of or pertaining to the aorta or aortic heart valve.
Artery: blood vessel that carries oxygenated blood from the heart to the body’s organs.
Atrium: chamber in the heart.
Balloon catheter: hollow tube with a tiny balloon on its tip, used for gaining access to the arteries; once the catheter is in position, the balloon is inflated in order to push open a section of artery that is obstructed (see Angioplasty).
Biocompatible: materials that can be implanted or used in a patient without the body reacting adversely to the material.
Bovine: of or derived from or pertaining to a cow.
Cardiac reconstruction: procedure to repair damaged portions of the heart in order to improve its function.
Cardiovascular: system encompassing the heart, veins and arteries.
Cardiovascular disease: disease that restricts blood flow within the arteries, generally due to a build-up of Plaque; may refer to coronary or peripheral arteries, or both.
Catheter: hollow tube used for gaining access to the arteries, either to deliver medications or devices, or to withdraw fluids or samples from the body.
CCS: the Canadian Cardiovascular Society.
CE Mark: designation used to signify regulatory approval for the sale of a product in the European Union.
Coronary Artery: artery that supplies oxygen-rich blood to the heart muscle.
Coronary Artery Disease: disease that affects the Coronary Arteries (the arteries that provide oxygenated blood to the heart muscle); also called cardiovascular disease. (See Cardiovascular Disease).
COSIRA: the Company’s Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial - a multi-center, double blinded sham controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner.
COSIRA-II: the Company’s Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial - a multicenter, randomized, double-blinded, sham-controlled clinical trial of approximately 380 participants at up to 35 investigational centers in North America who will be randomized and followed through 5 years.
FDA: U.S. Food and Drug Administration; governing body that regulates approval for the sale of medical devices in the United States.
French: The French size is a measure of the external diameter of a catheter, a catheter of 1 French has a diameter of ⅓ mm.

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Health Canada: the federal department of health of Canada responsible for the regulation of drugs, natural health products, cosmetics and medical devices and includes the Therapeutic Products Directorate, which in turn includes the Medical Devices Bureau.

IDE: an investigational device exemption, which allows the investigational device to be used in a U.S. clinical study in order to collect safety and effectiveness data required to support a Premarket Approval (PMA) application or a Premarket Notification 510(k) submission to the FDA. All clinical evaluations of investigational devices in the United States, unless exempt, must have an approved IDE before the study is initiated.

Interventional Cardiology: practice of treating Coronary Artery Disease intravascularly; that is, through the arterial system using minimally invasive techniques, rather than with open-heart surgery.

Mitral: of or pertaining to the mitral heart valve.
Mitral Regurgitation: inadequate function of the mitral valve allowing blood to leak back through the closed valve. This is a severe and debilitating medical condition.
Nasdaq: the Nasdaq Capital Market. Pericardium: sac in the chest cavity that contains the heart; pericardial tissue is the soft tissue that forms the sac.
PeripatchTM: tissue material made from bovine or Porcine pericardium; used to repair damaged/diseased vessels or organs by working as an internal bandage or as a component in the manufacture of heart valves.
Plaque: deposit of fats, cholesterol and other substances on artery walls that eventually causes arteries to become narrowed, restricting proper blood flow.
Porcine: of or derived from or pertaining to a swine or pig.
Reducer: the Neovasc Reducer™, Neovasc’s proprietary technology for the treatment of refractory angina.
Stent: expandable, metallic tube inserted into a diseased artery to hold vessel open and maintain proper blood flow; may be used to deliver medication to the artery wall (a “drug-eluting stent”).
Tiara: the Tiara™, Neovasc’s proprietary transcatheter mitral valve system in development for the transcatheter treatment of mitral valve disease.

TIARA-I: the Company’s multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara in high risk surgical contexts.

TIARA-II: the Company’s multinational, multicenter study evaluating the Tiara’s safety and performance. It is expected that data from this study will be used to file for CE Mark approval.

Transcatheter: implanted or completed via a catheter or small tube instead of surgically.
Transcatheter heart valves: specialized artificial heart valves which are implanted via a catheter rather than a traditional surgical approach.
TSX: the Toronto Stock Exchange.
Vein: blood vessel that carries de-oxygenated blood from the body organs to the heart.
Vessel: artery, vein or duct that carries blood through the body.

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TERMS OF REFERENCE

The information set forth in this Annual Information Form is as of March 28, 2018, unless another date is indicated. All references to dollars ($) in this document are expressed in U.S. funds, unless otherwise indicated.

References to “Neovasc”, “the Company”, “we” or “our” refer to Neovasc Inc. and its subsidiaries, unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This Annual Information Form contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “may”, “will”, “estimate”, “continue”, “intend”, “believe” and other similar words or expressions are intended to identify such forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this Annual Information Form include, but are not limited to, statements relating to:

·	our ability to continue as a going concern;
·	our need for significant additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;
·	our intention to expand the indications for which we may market the Tiara (which does not have regulatory approval and is not commercialized) and the Reducer (which has CE Mark approval for sale in the European Union);
·	clinical development of our products, including the results of current and future clinical trials and studies;
·	our intention to apply for CE Mark approval for the Tiara in approximately 2020 and look for potentially faster pathways to such approval;
·	the anticipated timing of additional implantations in the TIARA-II trial and our intention to initiate additional investigational sites in 2018 as required approvals are obtained;
·	our plans to develop and commercialize products, including the Tiara, and the timing and cost of these development programs;
·	our plans to develop and commercialize the Tiara transfemoral trans-septal system;
·	our strategy to refocus our business towards development and commercialization of the Reducer and the Tiara;
·	the amount of estimated additional litigation expenses required to defend the Company in ongoing lawsuits;
·	our ability to replace declining revenues from the tissue and consulting services businesses with revenues from the Reducer and the Tiara in a timely manner;
·	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
·	the cost of post-market regulation if we receive necessary regulatory approvals;
·	our ability to enroll patients in our clinical trials, studies and compassionate use cases in Canada, the United States and Europe;
·	our ability to advance and complete the COSIRA-II IDE pivotal clinical trial;
·	our intention to continue directing a significant portion of our resources into sales expansion;
·	the decline of consulting services revenue after the Company ceased such operations in 2017;
·	our ability to get our products approved for use;
·	the benefits and risks of our products as compared to others;

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·	our ability to find strategic alternatives for adoption of the Reducer, including potential alliances in order to broaden and deepen therapy penetration and potentially advance the COSIRA-II study;
·	our estimates of the size of the potential markets for our products including the anticipated market opportunities for the Reducer and the Tiara;
·	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
·	sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;
·	our ability to meet our financial and organizational restructuring goals to establish a lean and accountable organization with stable capitalization;
·	our ability to meet our cash expenditure covenants;
·	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
·	the rate and degree of market acceptance of our products;
·	the timing and amount of reimbursement for our products; and
·	the impact of foreign currency exchange rates.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

·	the substantial doubt about our ability to continue as a going concern;
·	risks relating to the warrants issued pursuant to the November 2017 underwritten public offering of 6,609,588 Series A units (the “Series A Units”) of the Company and 19,066,780 Series B units (the “Series B Units” and together with the Series A Units, the “Units”), at a price of $1.46 per Unit (the “2017 Public Transaction”) and the warrants and senior secured convertible notes (the “Notes”) issued pursuant to the November 2017 private placement (the “2017 Private Placement”, and together with the 2017 Public Transaction, the “2017 Financings”), resulting in significant dilution to our shareholders;
·	risks relating to our need for significant additional future capital and our ability to raise additional funding;
·	risks relating to cashless exercise and adjustment provisions in the warrants (the “Warrants”) and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for us to raise additional capital in the future and result in further dilution to investors;
·	risks relating to the sale of a significant number of common shares of the Company (“Common Shares”);
·	risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties;
·	risks relating to the possibility that our Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity;
·	risks relating to our Common Share price being volatile;
·	risks relating to the influence of significant shareholders of the Company over our business operations and share price;
·	risks relating to our significant indebtedness, and its affect on our financial condition;
·	risks relating to claims by third parties alleging infringement of their intellectual property rights;
·	risks relating to lawsuits that we are subject to, which could divert our resources and result in the payment of significant damages and other remedies;
·	our ability to establish, maintain and defend intellectual property rights in our products;

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·	risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable;
·	our history of losses and significant accumulated deficit;
·	risks associated with product liability claims, insurance and recalls;
·	risks relating to use of our products in unapproved circumstances, which could expose us to liabilities;
·	risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products;
·	risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners;
·	our ability to convince public payors and hospitals to include our products on their approved products lists;
·	risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare;
·	risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices;
·	risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith;
·	risks associated with post-market regulation of our products;
·	health and safety risks associated with our products and our industry;
·	risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer;
·	risk of animal disease associated with the use of our products;
·	risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company’s ability to manufacture its own products;
·	risks relating to our dependence on limited products for substantially all of our current revenues;
·	risks relating to our exposure to adverse movements in foreign currency exchange rates;
·	risks relating to the possibility that we could lose our foreign private issuer status under U.S. federal securities laws;
·	risks relating to breaches of anti-bribery laws by our employees or agents;
·	risks associated with future changes in financial accounting standards and new accounting pronouncements;
·	risks relating to our dependence upon key personnel to achieve our business objectives;
·	our ability to maintain strong relationships with physicians;
·	risks relating to the sufficiency of our management systems and resources in periods of significant growth;
·	risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants;
·	risks relating to our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances;
·	risks relating to our ability to successfully enter into fundamental transactions (“Fundamental Transactions”) as defined in the Series C Warrants issued pursuant to the 2017 Financings (the “Series C Warrants”);
·	anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders; and
·	risks relating to conflicts of interests among the Company’s officers and directors as a result of their involvement with other issuers.

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Forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

·	our ability to continue as a going concern;
·	our regulatory and clinical strategies will continue to be successful;
·	our current positive interactions with regulatory agencies will continue;
·	recruitment to clinical trials and studies will continue;
·	the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;
·	current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;
·	the regulatory requirements for approval of marketing authorization applications will be maintained;
·	our current good relationships with our suppliers and service providers will be maintained;
·	our estimates of market size and reports reviewed by us are accurate;
·	our efforts to develop markets and generate revenue from the Reducer will be successful;
·	genericisation of markets for the Tiara and the Reducer will develop; and
·	capital will be available on terms that are favorable to us.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein, under the heading “Risk Factors”. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Information Form and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

CORPORATE STRUCTURE

Neovasc was incorporated on November 2, 2000 under the laws of the Province of British Columbia and was continued to federal jurisdiction under the Canada Business Corporations Act on April 19, 2002.

On July 1, 2008, the Company completed the acquisition of two Israel-based vascular device development companies, concurrently raising C$8.3 million in equity financing in a non-brokered private placement, completing a 20 for 1 share consolidation and changing its name from Medical Ventures Inc. to Neovasc Inc.

The registered and records office of the Company is located at Suite 2600, 595 Burrard Street, Three Bentall Center, Vancouver, British Columbia, V7X 1L3, and its head office and principal place of business is located at Suite 5138 – 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7.

Intercorporate Relationships

The Company has five wholly-owned subsidiaries as follows:

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Name:	Date of Incorporation:	Jurisdiction of Incorporation:
Neovasc Medical Inc. (formerly PM Devices Inc.)	May 7, 1998	British Columbia
Neovasc Tiara Inc.	March 11, 2013	Canada (federal)
Neovasc Medical Ltd.	September 9, 2002	Israel
Neovasc (US) Inc. (formerly Medical Ventures (US) Inc.)	July 2, 2007	Delaware
Neovasc GmbH	August 14, 2017	Germany

In addition, the Company has a dormant subsidiary, B-Balloon Ltd., an Israeli subsidiary that is in the process of being voluntarily being wound up and subsequent to the year end, the Company incorporated a newly-formed subsidiary, Neovasc Management Inc., a Florida company.

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Tiara technology, in development for the transcatheter treatment of mitral valve disease, and the Reducer, for the treatment of refractory angina.

In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. Based on the early positive results of these activities, the Company formally launched a program to develop the Tiara. Neovasc established a separate entity, Neovasc Tiara Inc. (“NTI”), in March 2013 to develop and own the intellectual property related to the Tiara (Neovasc has transferred all intellectual property related to the Tiara to NTI). On February 3, 2014, Neovasc announced the first human implant of the Tiara under special access compassionate use exemptions. Subsequently 49 additional patients have been implanted with the Tiara (21 under compassionate use exemptions in Vancouver, Canada and in Europe and 16 in the TIARA-I study and 12 in the TIARA-II clinical trial) bringing the total number of patients treated with the device to 50 as of this date. In December 2014, the Company announced that it had received approval from the FDA to initiate the TIARA-I study in the United States. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara and implantation procedure in high risk surgical patients suffering from severe Mitral Regurgitation. The study will include up to 30 patients enrolled at centers in the United States, Canada and Europe. The first European patient was enrolled in the study in Antwerp, Belgium in late 2014 and the first patient in the United States was enrolled in mid-2015. The Tiara is currently available in two sizes (35mm and 40mm). Following completion of the TIARA-I study the Company intends to continue advancing the Tiara to commercialization and will be undertaking additional studies to support authorization to affix the CE Mark and FDA approval as appropriate. On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the Tiara Transcatheter Mitral Valve Replacement Study (“TIARA-II”) in Italy. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara’s safety and performance. It is expected that data from this study will be used to file for CE Mark approval. During 2018, the rate of enrollment is expected to grow as the Company expands both the number of centres and its clinical support teams.

In July 2008, Neovasc acquired Neovasc Medical Ltd. (“NML”), a pre-commercial vascular device company based in Israel. NML developed and owned intellectual property related to a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. The Company estimates that there are approximately 160,000 patients with refractory angina in the United States and Europe who are potential candidates for the current Reducer therapy. The Company has completed development of the Reducer and obtained authorization to affix the CE Mark, which allows for marketing of the Reducer in the European marketplace. The Company initiated commercial sales of the Reducer in early 2015. In March 2014, the Company announced that results of its COSIRA trial had been presented at the ACC.14 medical conference. The COSIRA trial was a sham-controlled randomized, double-blinded study of the Reducer device in 104 patients with moderate to severe refractory angina. The results presented at ACC.14 confirmed that the COSIRA trial had met its primary endpoint demonstrating the efficacy of the Reducer device with statistical significance. The COSIRA trial results were published in the New England Journal of Medicine in February 2015. In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 147 patients have been enrolled across 18 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland. In February 2018, the Reducer reached NUB 1 status in Germany, the highest level for important new therapies. In 2018, the 107 clinics in Germany that used the Reducer in the past can negotiate reimbursement with the German insurance companies for the Reducer therapy.

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Neovasc’s business operations started in March 2002, with the acquisition of Neovasc Medical Inc. (“NMI”). NMI manufactured a line of collagen-based surgical patch products made for use in cardiac reconstruction and vascular repair procedures as well as other surgeries. Neovasc, through NMI, also sold biological tissue to industry partners and other customers who incorporate this tissue into their own products such as transcatheter heart valves. Neovasc’s biological products were made from chemically treated biocompatible pericardial tissue. In 2012, Neovasc sold the rights to manufacture a specific line of conventional surgical patch products to LeMaitre Vascular, Inc. (“LeMaitre”) for $4.6 million, but retained rights to the underlying tissue technology for all other uses. On December 2, 2016, the Company and Boston Scientific Corporation (“Boston Scientific”) entered into a definitive agreement for Boston Scientific to acquire Neovasc’s advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. While there still was revenue during 2017 associated with the tissue products, the Company ceased operations of its consulting services and contract manufacturing revenue line items in 2017 and there are no further revenues associated with these activities expected in 2018.

Neovasc’s Strategy

The Company’s core strategy is to focus on the continued development and commercialization of its products, the Tiara and the Reducer, providing minimally invasive medical devices for a cardiovascular market that the Company believes is both growing and under-served by current treatment solutions.

Key elements of this strategy include:

·	Tiara - continuing the Company’s clinical experience of the Tiara, continuing enrollment in and expansion of the TIARA-II multi-center CE Mark clinical study, and applying for CE Mark approval in approximately 2020. Initiating development of a transfemoral trans-septal Tiara system for animal studies and after successful completion, initiate a first human feasibility clinical study. Reviewing our CE Mark strategy for Tiara, as we look for potentially faster pathways, including justifications to CE approval;
·	Reducer - continuing therapy development of the Reducer, and supplementing the successful COSIRA randomized, sham controlled clinical trial with additional clinical experience through the Company’s targeted commercial launch of the Reducer in Europe and enrollment in the REDUCER-I, real world post-market clinical study. Improving revenue growth in Europe by leveraging the recently obtained NUB 1 status in Germany and by improving therapy development. Seeking strategic alternatives for growing enthusiasm and adoption of the Reducer, including considering potential alliances for the Reducer in order to broaden and deepen therapy penetration in Europe, the Middle East And Africa (“EMEA”), the United States and the rest of the world and potentially advance the COSIRA-II study; and

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·	Financial and organizational restructuring to establish a lean and accountable organization with stable capitalization, meeting the Company’s cash expenditure covenants of $5.25 million per quarter for the first and second quarters of 2018 and $1.75 million per month thereafter. We are currently exploring financing options or other means to bring additional capital into the Company and will provide public updates when appropriate.

Three Year Development

Recent Developments Subsequent to December 31, 2017

On January 2, 2018, the Company received written notification that it was not in compliance with the minimum bid price requirement set forth in Nasdaq rules for continued listing on the Nasdaq.

On January 8, 2018, the Company provided an update on its clinical program for the Tiara with higher rate of procedures resulting from the additional centres activated across Europe. On January 18, 2018, the Company announced that the Reducer was featured in a “live case” broadcast at the Kardiologie Symposium 2018 held in Berlin, Germany. On January 22, 2018, the Company appointed Fred A. Colen as President and Chief Executive Officer. On February 1, 2018 the Company announced that the German Institute for the Hospital Remuneration System had awarded the Reducer NUB status 1 designation for 2018. On February 27, 2018, Dr. Anson Cheung presented a clinical update on the implanted Tiara mitral valves to date during the Mitral Valve Meeting in Zurich, Switzerland.

On March, 8, 2018, the Company received confirmation that the TSX had determined that the Company satisfied TSX’s applicable requirements for continued listing and that the Company would not be delisted from the TSX exchange at this time.

On March 22, 2018, the Company received written notification that it was not in compliance with the minimum market value requirement set forth in the Nasdaq rules for continued listing on the Nasdaq.

Year Ended December 31, 2017

On January 18, 2017, in the litigation filed against the Company by CardiAQ Valve Technologies Inc. (“CardiAQ”) in the United States District Court for the District of Massachusetts (“CardiAQ v. Neovasc Inc.”), the trial court granted CardiAQ’s motion for pre- and post-judgment interest. The Court awarded $20,675,154 in pre-judgment interest and assessed a running rate of $2,354.27 per day from November 16, 2016 until the judgment was satisfied, unless the Company prevailed on appeal.

On June 16, 2017, the Company announced that the District Court in Munich, Germany partially found in favour of CardiAQ in its case against Neovasc. The German court found CardiAQ had contributed in part to the invention of the Tiara and awarded to CardiAQ co-entitlement rights to the disputed Tiara European patent application. There are currently no monetary awards associated with this matter. The Company and CardiAQ each filed notices of appeal in July 2017. The case is likely to be heard in the fourth quarter of 2018.

On September 1, 2017, the Company announced that a panel of the United States Court of Appeals for the Federal Circuit affirmed the judgment of the United States District Court for the District of Massachusetts in the case of CardiAQ v. Neovasc Inc. The panel also affirmed the district court’s decision not to enjoin the Tiara program. As a result, Neovasc owed the full judgement of approximately $112 million and there are no other monetary damages arising from this award. Neovasc remained the joint inventor of the ‘964 patent, one of the patents in the Tiara patent family, along with two employees of CardiAQ, both parties having freedom to use the patent without an obligation to pay royalties to the other.

On November 3, 2017, the Company reported that the United States Court of Appeals for the Federal Circuit affirmed the judgment of the United States District Court for the District of Massachusetts in the case of CardiAQ v. Neovasc Inc. and denied the petition for panel rehearing. At this point, the appeals process was exhausted and the full judgment of approximately $112 million became due on November 13, 2017.

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On November 6, 2017, the Company announced that it had received approval of the FDA to initiate the COSIRA-II IDE pivotal clinical trial. The trial’s purpose will be to demonstrate the safety and effectiveness of the Company’s novel Reducer system for treatment of patients with refractory angina. Once completed, the trial data is intended to support an application to the FDA for approval to begin marketing the Reducer in the United States.

In November 2017, Neovasc completed two financing transactions, the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in the case of CardiAQ v. Neovasc Inc. (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the ongoing TIARA-II study; (iii) to continue commercialization of the Reducer; and (iv) for general corporate purposes.

On November 13, 2017, the TSX reported that Neovasc was under a remedial delisting review as a result of the financial hardship exemption application filed by the Company in connection with the 2017 Financings. The Company subsequently regained compliance with the TSX’s continued listing requirements.

Year Ended December 31, 2016

On January 11, 2016, the Company announced that the FDA had granted approval for participating physicians to treat patients with its 40mm Tiara in the TIARA-I study.

On May 13, 2016, the Company filed a preliminary short form base shelf prospectus with certain securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the “SEC”). The filing was intended to restore the original capacity which was available to Neovasc under its previous base shelf prospectus (which expired on June 13, 2016), as well as to provide Neovasc with flexibility to take advantage of financing opportunities when market conditions are favorable.

On May 19, 2016, in the case of CardiAQ v. Neovasc Inc., a jury found in favor of CardiAQ on CardiAQ's claims for relief for breach of contract, breach of the duty of honesty in contractual performance, and three of CardiAQ's six asserted trade secrets. The jury also issued advisory findings in favor of CardiAQ regarding its causes of action under Massachusetts Gen. Law. Ch. 93A and patent inventorship.  The jury awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief.

On November 1, 2016, in the case of CardiAQ v. Neovasc Inc., Judge Allison D. Burroughs ruled in favor of CardiAQ on the issue of inventorship of Neovasc's '964 Patent.  At the same time, the judge denied CardiAQ's motion for an injunction that would have shut down the development of the Tiara, thus allowing Neovasc to continue development and commercialization of the Tiara, while also denying Neovasc's motions for a new trial.  Judge Burroughs upheld the jury's verdict and $70 million award against Neovasc, and awarded $21 million in enhanced damages to that award.

On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II study in Italy. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara’s safety and performance. It is expected that data from this study will be used to file for CE Mark approval.

On December 2, 2016, the Company and Boston Scientific entered into a definitive agreement for Boston Scientific to acquire Neovasc’s advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the approximate $68 million asset purchase agreement Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways. Under the terms of the equity investment, Boston Scientific acquired 11,817,000 Common Shares in the capital of Neovasc at a price of $0.60 per share, for gross proceeds of $7,090,200.

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On December 23, 2016 the United States District Court for the District of Massachusetts granted a stay of judgment pending the completion of an appeal in the case of CardiAQ v. Neovasc Inc. As a result of the court order imposing a stay, CardiAQ could not enforce the money judgment pending the outcome of the appeal. Under the terms of the stay, Neovasc deposited $70 million into a joint escrow account and entered into a general security agreement related to the remaining damages awarded by the court.

Year Ended December 31, 2015 Developments

On February 3, 2015, the Company closed an equity financing for gross proceeds to the Company of $74,883,850. The financing was underwritten by Leerink Partners LLC as sole book-running manager for a syndicate of underwriters, which placed 10,415,000 Common Shares from treasury and 1,660,000 Common Shares sold by certain directors, officers and employees of the Company each at a price per common share of $7.19. Neovasc used the net proceeds received by the Company (i) to enroll patients in the TIARA-I study; (ii) to initiate and enroll patients in a CE Mark study for the Tiara; (iii) to further develop and refine the Tiara; (iv) to advance the commercialization of the Reducer in Europe; (v) to gain approval for a FDA IDE study for the Reducer; and (vi) for general corporate purposes.

On February 5, 2015, the final results from the Company’s COSIRA trial, assessing the efficacy and safety of the Reducer for treatment of Refractory Angina, were published in the New England Journal of Medicine.

In October 2015, the Tiara was featured in a “live case” broadcast to the 27th Annual Transcatheter Cardiovascular Therapeutics scientific symposium, the world's largest educational meeting specializing in interventional cardiovascular medicine. During the live broadcast, Dr. Anson Cheung and Dr. John Webb of St. Paul’s Hospital (Vancouver, Canada) implanted a 35mm Tiara in a patient suffering from severe Mitral Regurgitation.

Neovasc’s Products

Tiara

In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The transapically delivered Tiara is in the early clinical development stage to provide a minimally invasive transcatheter device for the patients who experience severe Mitral Regurgitation as a result of functional (most patients) or degenerative mitral heart valve disease, combined with an enlarged left ventricle. There are millions of patients worldwide who suffer from severe Mitral valve dysfunction (regurgitation), the majority of them with functional Mitral Regurgitation and unmet medical need in these patients is high. Mitral Regurgitation is often severe and can lead to heart failure and death. Currently, a significant percentage of patients with severe Mitral Regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. Some of these patients are treated today via minimally invasive mitral valve repair procedures; however, these procedures are also complex, can take a long period of time to complete and the clinical outcomes may not be optimal. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

Our clinical experience to date has been with the 35mm and 40mm Tiara. First clinical use of the 40mm Tiara occurred in the fourth quarter of 2015. These two sizes enable us to treat approximately 75% of this high risk patient population, as it relates to the size of the Mitral valve annulus, in our TIARA I and TIARA II Clinical studies. Currently, about 20% of the patients enrolled in these studies with severe Mitral Regurgitation, meet all inclusion criteria and are treated with the Tiara.

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To date, 50 patients have been implanted with the Tiara in TIARA-I early feasibility, compassionate use cases and in our TIARA-II CE Mark Clinical Study. Neovasc believes that early results have been encouraging. The 30-day survival rate for the first 49 patients implanted with the Tiara (i.e. those implanted more than 30 days ago) is 45/49 or 92% with one patient now over four years post implant and another over two years post implant. The Tiara has been successfully implanted in both functional and degenerative Mitral Regurgitation patients, as well as in patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings.

The results from our clinical experience to-date in these studies and compassionate use cases have been instrumental in helping to demonstrate the potential of the Tiara. We have been able to refine the screening criteria, physician training, and implantation procedure. Careful patient selection continues to be critical as the Company and clinical community continue to learn more about treating this population of very sick patients. The following table sets forth the results from our Tiara clinical trials as at the date hereof:

	Tiara Since 2014	Tiara in 2017	TIARA-II
Treated	50	21	12
30 Day Survival rate	92% (45/49)	95% (20/21)	92% (11/12)[1]

While many challenges remain prior to achieving commercialization (including, but not limited to, positive clinical trial and study results and obtaining regulatory approval from the relevant authorities), the Company believes the Tiara is being recognized as one of the leading devices exploring this new treatment option for patients who are unable or unsuited to receive an open heart surgical valve replacement or any form of repair. There are several other transcatheter mitral valve replacement devices in development by third parties, some of which have been implanted in early feasibility type studies and CE Mark studies with varying results.

An additonal strategic and focused activity for the Company in the Mitral Valve space is the re-initiated development of the transfemoral, trans-septal version of the Tiara Mitral Valve, which the Company believes has the potential to lead to a breakthrough for the optimal treatment of severe Mitral Regurgitation, by providing a safe and broadly use-able implantation technique. These development activities are taking place both in the Company’s Vancouver and New Brighton, MN facilities. Outside of the development of a unique and innovative delivery system, the Company will make a few minor, but meaningful changes to the current Tiara valve, in order to enable trans-septal delivery & deployment, as well as to further increase the suitable patient population, while maintaining the core features and functionality of the current valve in order to leverage clinical and technical performance data. The Company expects to have the first prototypes completed in 2 weeks following the date hereof and is currently scheduling animal and cadaver feasibility studies for June, 2018.

The Company is also in the process of establishing more field clinical engineering support in Europe, which will allow it to support additional sites, as well as reduce the time from when a site identifies a patient to when they are enrolled and scheduled to have the procedure.

Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement, in particular the low atrial profile, it’s D shape, enabling a better anatomical fit and less risk of left ventricular outflow tract obstruction, and its unique combined skirt and anchoring mechanism. There is no certainty that the Tiara will successfully proceed through clinical evaluation and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development-stage devices will succeed in obtaining regulatory approval.

1 At a presentation on February 14, 2018, we reported that 12 of 12 TIARA-II patients had survived to 30 days.  Subsequent to that conference, on February 20, 2018 we learned from the centre that a patient had suffered acute renal insufficiency and cardiogenic shock and passed away.  Further information is pending.

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The Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Company’s Peripatch tissue, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara. The Tiara delivery system is manufactured in-house by the Company using components that are readily available.

Regulatory Status

The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and anticipates applying for CE Mark approval in Europe in approximately 2020. There is no assurance that European regulatory approval will be granted in the time frame anticipated by management or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need and that the demand for the product is high.

On October 9, 2014, Neovasc announced that it received conditional IDE approval from the FDA to initiate the U.S. arm of its TIARA-I feasibility study for the Tiara, followed by full approval on December 31, 2014. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of Neovasc’s Tiara mitral valve system and implantation procedure in high-risk surgical patients suffering from severe Mitral Regurgitation. Severe Mitral Regurgitation is a critical condition that affects millions of patients and, if left untreated, can lead to heart failure or death. This FDA conditional approval allows clinical investigators to begin enrolling patients at participating U.S. medical centers once local hospital and related approvals are in place. This is an important step towards Tiara becoming one of the first transcatheter mitral valve replacement devices available for treating U.S. patients. The TIARA-I study will enroll up to 30 patients globally and is being overseen by a multidisciplinary committee of internationally recognized physicians. The Tiara has also been implanted under compassionate use exemptions in Canada, Europe and Israel.

On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II study in Italy. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study intended to provide the clinical data required to support obtaining CE Mark approval for the Tiara, which would enable Neovasc to market the device in Europe. In May 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in Germany and in July 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in the UK. The Company is currently in the process of qualifying additional clinical sites in Germany and is evaluating obtaining approvals to enroll patients in additional countries, such as in Spain, the Netherlands and Israel. The key business objective of this activity is to enable sales of the product into the European marketplace. The TIARA-II study is estimated to cost approximately $18-20 million. The exact timing for completion of enrollment in the study is unknown at this time and is dependent on a number of factors, including screening rates, local regulatory approvals and our ability to raise sufficient additional capital to complete the TIARA-II study. Neovasc is targeting to complete enrollment and receive CE Mark approval and begin Tiara sales in Europe in approximately 2020. However, due to the inherent uncertainty around gaining regulatory approval to market an implantable heart valve product and raising additional capital, this timeline is subject to extension. Neovasc is managing and conducting the TIARA-II study itself in conjunction with certain service providers who undertake certain portions of data collection, data management, data analysis, safety and event monitoring and similar functions. The Tiara is currently manufactured for use in these studies by Neovasc at its own facilities following required medical device quality requirements. In the event of a positive outcome from the TIARA-II study and the Company successfully obtaining CE Mark approval, the Tiara would be commercially manufactured in the same manner at Neovasc’s facility.

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Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization (percutaneous coronary intervention or coronary artery bypass graft) or cardiac drug therapies. It currently affects approximately 1.5 million patients in the United States and Europe, with a yearly incidence of roughly 40,000 patients. Of this overall patient population, we estimate that about 160,000 current patients have the indications for the current Reducer therapy. The Reducer has been shown to relieve symptoms of angina by altering blood flow in the heart’s venous system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle.

The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Using a catheter-based procedure, the Reducer is implanted in the coronary sinus, the major blood vessel that sends de-oxygenated blood from the heart muscle back to the right atrium of the heart. Clinical studies have demonstrated that the Reducer can provide significant relief of chest pain in refractory angina patients. There are approximately 160,000 refractory angina patients in the United States and in Europe who are potential candidates for the current Reducer therapy, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer. If physicians adopt the Reducer for use in these refractory patients, it is expected that there will be a natural spillover into the broader recurrent angina market, which represents a substantially larger patient population. The Company is also exploring additional potential indications for the Reducer.

The Reducer is targeting a patient population that has failed to gain relief of their symptoms, despite other medical treatment options.. A refractory patient by definition is resistant to other therapies. A patient who has refractory angina is not a surgical candidate, cannot benefit from existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before the Reducer is considered. Once the Reducer is established as a standard of care for the refractory angina patient, Neovasc believes that the Reducer may also be considered for use in the larger population of recurrent angina patients (patients who are receiving repeat treatments for angina pain) and thus increase its market potential.

The Company has completed the COSIRA trial to assess the efficacy of the Reducer device. The COSIRA trial’s primary endpoint was a two-class improvement in Angina pain, six months after implantation in patients’ ratings on the CCS angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial. The COSIRA trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 (34.6%) of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 (15.4%) of the control patients (p-value = 0.024)). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 (71.2%) of the Reducer patients showed this improvement compared to 22 of 52 (42.3%) of the control patients (p-value = 0.003)). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

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The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a .035 inch guide wire. The implantation procedure is quick and requires minimal training. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

Following implantation, the Reducer will become incorporated into the endothelial tissue (in about four to six weeks) and creates a permanent (but reversible) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This narrowing slightly elevates the venous outflow pressure, which restores a more normal ratio of epicardial to endocardial blood flow between the outer and inner layers of the ischemic areas of the heart muscle. This results in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

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The Reducer has demonstrated excellent results in multiple animal studies, A first-in-human clinical trial of 15 patients suffering from chronic refractory angina were followed out to 6 months, and then again at 3 years post implant. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and the three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients at 6 months and these same results were noted at the three year follow up. During this period, the Reducer appeared safe and well tolerated in these patients. The COSIRA trial – a multi-center, randomized, double-blind, sham-controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner was completed in 2013. The results of the COSIRA trial were positive and are discussed in more detail below. More recently, additional studies conducted by third parties and showing positive results from the Reducer implantations have been published and presented in medical forums. It is anticipated that as the commercial use of the Reducer continues to expand, additional third party studies, investigations and presentations will be undertaken. If the results from such third-party activities continue to show positive results from the product they may provide additional data to support expanded adoption of the Reducer for the intended patient population.

Following the positive results from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in a number of European countries as well as Saudi Arabia and has initial sales into these countries. Based on the initial results from the targeted launch, Neovasc is presently developing an expanded sales plan and strategy for 2018 and beyond. It is anticipated that sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

Based on achieving NUB 1 status in Germany and a general positive reception in the European market, with positive experiences by many physicians from the treatment of their own patients with the Reducer, we are seeing an increase in adoption of the Reducer therapy in Europe. The commercial progress for the Reducer in the first 2018 quarter to-date has been encouraging with a 41% increase in implants compared to the same time-period of 2017. While we only have a very small sales organization in Europe, we are still planning on a doubling of Reducer implants in Europe during 2018 (and an almost tripling of Reducer implants in Germany).

Because of the market development status of the Reducer therapy and the observed increase in adoption in Europe, we also believe it may be prudent to attempt to penetrate the market more broadly and deeply via a strategic collaboration with a third party company, which we will pursue during 2018.

We see a growing level of enthusiasm in Europe for the Reducer therapy and we believe that the therapy has a lot of potential, but that Neovasc can only take this therapy so far. We are therefore open to considering strategic alternatives for Reducer, including potential alliances, in order to broaden and deepen its penetration in EMEA, the United States and the rest of the world. The Company received FDA approval in late 2017 for the COSIRA-II IDE study, as approximately 380 patient Clinical study, to be conducted at up to 35 centers in the United States. The principal investigator and co-principal investigator are already appointed for this study but we currently lack the funding for its execution. A strategic alliance could dramatically improve the time to market for this device in the United States, while broadening the approach, as well as potentially improving the company’s cash flow.

Regulatory Status

The Reducer is approved for sale in Europe, having received CE Mark designation in November 2011. Neovasc has completed additional development activities for the commercial-generation Reducer and the product is currently in commercial scale manufacture.

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On November 3, 2017, Neovasc received FDA approval for a US IDE clinical trial, COSIRA II (a trial design similar to the COSIRA study). While the principal investigator and co-principal investigator for this study have already been appointed, the Company is currently evaluating the timing for starting this U.S. clinical trial, funding being the largest impediment. The cost of this U.S. clinical trial is expected to be $15-20 million. U.S. marketing approval is expected about two to four years after the clinical trial begins. There is no assurance that U.S. regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future.

In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 147 patients have been enrolled across 18 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland. On January 18, 2018, the Company reported the Reducer was featured in a "live case" broadcast to more than 800 participants at the Kardiologie Symposium 2018 held in Berlin, Germany. The successful live case was performed by Dr. Spyrantis and Professor Banai in the Sana-Klinikum Lichtenberg.

Tissue Products

In December 2016, the Company entered into an agreement for Boston Scientific to acquire the Company’s advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc for a total of $75 million in cash. Under the terms of the approximate $68 million asset purchase agreement, the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

While there still was revenue during 2017 associated with the tissue products, the Company ceased operations of its consulting services and contract manufacturing revenue line items in 2017 and there are no further revenues associated with these activities expected in 2018.

Product Development

Product development activities have recently started at the Company for the development of a transfemoral trans-septal version of the Tiara system, focused on a suitable and novel transfemoral trans-septal delivery system, as well as on a few important but minor changes to the Tiara valve to make it deliverable in this manner and to further penetrate the patient population. These development activities are taking place both in our Vancouver facility as well as in our New Brighton, MN facility. Furthermore, engineering resources are continuing to support manufacturing for both the Reducer system (commercially available in Europe), as well as for the Tiara system for clinical studies.

Specialized Skill & Knowledge

Tiara

The team that developed the Tiara has extensive background experience developing medical devices and heart valves. As the product has progressed through the clinical and regulatory pathways, and to broaden its specialized staff, the Company opened an office in Minnesota. Since opening this office, the Company has been successful in attracting talent and filling out the team supporting the Tiara. The office in Minnesota now employs the majority of our clinical and regulatory affairs groups, as well as an engineering and project management group. The opening of this office was an important milestone in the ongoing development of the Tiara.

Reducer

The manufacture of the Reducer requires basic catheter and stent manufacturing techniques that are common in the industry. The one component that is more complex is the manufacture of the hour glass shaped balloon and the Company works closely with an industry partner who manufactures this component. The Reducer is assembled and sterilized by well-known medical device contract manufacturers. While the device is not manufactured in-house, the product is supported by a team with specialized background knowledge of refractory angina and the clinical and regulatory requirements for the device. Our Medical Director, Shmuel Banai, has been involved in the Reducer since its inception.

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Peripatch

The Company employs a proprietary process to manufacture Peripatch owned by Boston Scientific and licensed to the Company to allow it to continue its tissue and valve assembly activities for its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways. The Company has an engineering team that is skilled and knowledgeable in the process and the Peripatch product has a 25-year implant history that differentiates it from other tissue processing techniques. It is a critical component in the Tiara valve.

Intangible Property

Patents

The Company’s ability to protect its products from unauthorized or infringing use by third parties depends substantially on its ability to obtain and maintain valid and enforceable patents. Neovasc has issued and pending patent applications in Canada, the United States, Europe and other select countries covering certain aspects of the technology that Neovasc intends to commercialize (including the Reducer and the Tiara). However, patents that have been issued to Neovasc or that may be issued in the future may not be valid upon challenge or enforceable. Further, even if valid and enforceable, Neovasc’s issued patents may not be sufficiently broad to prevent others from marketing products like the Company’s own, despite these patent rights. In addition, patents are country/jurisdiction specific, i.e. the rights afforded under a patent are limited to the jurisdiction of the government which granted the patent. Thus the rights afforded by a U.S. patent are limited to the United States or its territories, and are unenforceable elsewhere. In general, the exclusive rights provided by a patent begin on the date the patent issues and expires 20 years from the filing date of the application, though this term may differ slightly depending on the specific patent laws in the applicable jurisdiction (for example, U.S. patents may have a patent term adjustment granted by the U.S. Patent and Trademark Office to compensate for certain delays in examining an application). The Company also relies on trade secret protection to protect its interests in proprietary know-how and for processes for which patents are difficult to obtain or enforce.

Trademarks

The Company owns registrations and/or pending applications for, the trademark NEOVASC, TIARA, and NEOVASC REDUCER in the United States, Canada, and the European Union.

New Products/Components/Cycles

Tiara

The transapical Tiara is an early stage development product that will require several more years of clinical development before it obtains regulatory approval, if ever, for use in any jurisdiction. A first-in-human implantation of the Tiara was successfully performed on January 30, 2014 by physicians at St. Paul’s Hospital in Vancouver, British Columbia. The transapical procedure resulted in the elimination of Mitral Regurgitation and significantly improved heart function in the patient, without the need for cardiac bypass support and with no procedural complications. Subsequently 49 additional patients have been successfully implanted with the Tiara (21 under compassionate use exemptions in Vancouver, Canada and in Europe and 16 in the TIARA-I study and 12 in the TIARA-II study) bringing the total number of patients treated with the device to 50 as of this date. In December 2014, the Company announced that it had received approval from the FDA to initiate the TIARA-I study in the United States. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara and implantation procedure in high risk surgical patients. The study will include up to 15 patients enrolled at centers in the United States and up to 15 patients at centers in Canada and Europe. The first European patient was enrolled in the study in Antwerp, Belgium in late 2014 and the first U.S. patient was enrolled in mid-2015. The Tiara is currently available in two sizes (35mm and 40mm). Following completion of the TIARA-I study the Company intends to continue advancing the Tiara to commercialization and will be undertaking additional studies to support authorization to affix the CE Mark and FDA approval as appropriate.

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An additional strategic and focused activity for the Company in the Mitral Valve space is the re-initiated development of the transfemoral, trans-septal version of the Tiara Mitral Valve, which the Company believes has the potential to lead to a breakthrough for the optimal treatment of severe Mitral Regurgitation, by providing a safe and broadly use-able implantation technique. These development activities are taking place both in the Company’s Vancouver and New Brighton, MN facilities. Outside of the development of a unique and innovative delivery system, the Company will make a few minor, but meaningful changes to the current Tiara valve, in order to enable trans-septal delivery & deployment, as well as to further increase the suitable patient population, while maintaining the core features and functionality of the current valve in order to leverage clinical and technical performance data. The Company expects to have the first prototypes completed in 2 weeks following the date hereof and is currently scheduling animal and cadaver feasibility studies for June, 2018.

On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II study in Italy. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara’s safety and performance. It is expected that data from this study will be used to file for CE Mark approval. The first implantation in the TIARA-II trial was conducted by the medical team at San Raffaele Hospital in Milan, Italy in April of 2017. In May 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in Germany and in July 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in the UK. The Company will be initiating additional investigational sites in 2018 in Germany as required approvals are obtained. The Company is currently in the process of qualifying additional clinical sites in Germany and is evaluating obtaining approvals to enroll patients in additional countries, such as in Spain, the Netherlands and Israel. Further information about the Tiara can be found above under the heading “Neovasc’s Products”.

Reducer

The Reducer is a late-stage product with European CE Mark approval. The Company initiated a pilot launch of the Reducer in select European markets in 2015. The Company has also been exploring initiation of the Reducer sales in other non-US markets and has signed distribution agreements in several countries. It is anticipated that sales of the product in the United States would follow once U.S. regulatory approval has been granted, as described further above.

A well-known and well-established medical device contract manufacturer is manufacturing the Reducer for the Company. The majority of the components that make up the Reducer are readily available; however, two critical components of the device are not. The balloon portion of the delivery system is technically challenging to manufacture and the Reducer device, whilst a basic technology, must be manufactured in Israel due to restrictions on the transfer of intellectual property and manufacturing out of Israel stemming from certain research grants received by NML prior to the acquisition in July 2008. Further information about the Reducer can be found above under the heading “Neovasc’s Products”.

Peripatch Technology used in our Tiara Mitral Valve

The basic Peripatch technology licensed from Boston Scientific was established over 25 years ago, when the material was used to fashion the leaflets and other components in surgical heart valves.

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Neovasc sources its bovine tissue from abattoirs in New Zealand for the manufacture of Tiara devices. There is a degree of capacity constraint related to the supply of raw tissue but with multiple approved suppliers for each type of tissue the risk of disruption is minimized.

While a definitive pattern of demand has not yet been established and the effect is expected to be minimal, the cyclical nature of the meat industry could conceivably have an impact on the quality and availability of raw tissue and could potentially impact the yields and margins for the product over the course of any given year. Further information about Peripatch can be found above under the heading “Neovasc’s Products”.

Economic Dependence

For the year ended December 31, 2017, revenues from the Company’s three largest customers accounted for approximately 57%, 9% and 6% of the Company’s sales. Some of these customers are either development-stage companies or do not have established markets for their products. The Company’s contract manufacturing and consulting service ceased at the end of 2017.

Foreign Operations

While the Company’s headquarters are in Vancouver, British Columbia and a large part of all its operations are in Vancouver, the Company is exposed to factors that influence its revenue from customers located in foreign locations and revenues that are denominated in foreign currencies. The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in U.S. dollars and Euros, while the majority of the Company’s costs are denominated in U.S. and Canadian dollars. The Company expects that foreign currency denominated international sales will continue to account for a significant portion of its revenues. Consequently, a decrease in the value of a Euro in relation to the U.S. dollar will have an adverse effect on the Company’s results of operations, with lower than expected revenue amounts and gross margins being reported in the Company’s U.S. dollar financial statements. In addition, any decrease in the value of the Euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. The Company does not conduct any hedging activities to mitigate these foreign exchange risks.

Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations, import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights. Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, the Company has not entered into any foreign exchange forward contracts. For the year ended December 31, 2017, approximately 9% of the Company’s revenue was generated from customers in the United States, 81% from customers in the European Union and 10% from customers in the rest of the world. Approximately 35% of the Company’s revenue was denominated in U.S. dollars and 65% was denominated in Euros. Substantially all of the Company’s long-lived assets are located in Canada.

Lending

The Company’s cash management policy is to maintain sufficient cash on hand to meet forecast expenditures and to invest any excess capital according to the Company’s investment policy. The Company’s investment policy for these excess cash balances will follow a conservative investment philosophy based on three fundamentals: preservation of capital, liquidity, and best available net return on invested capital.

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The Company prohibits speculation on currencies. If there are insufficient foreign funds, foreign currencies will be purchased on an ad hoc basis at the spot rate to fund expenditures. If there are surplus foreign funds, foreign currencies will be converted to Canadian dollars.

The Company has not been involved in any bankruptcy, receivership or similar proceedings within the three most recent completed financial years.

Reorganizations

As described under the heading “Corporate Structure” above, the Company acquired two Israeli companies on July 1, 2008; B-Balloon Ltd. is in the process of being voluntarily liquidated and NML continues to operate as an intellectual property holding company of the Reducer technology. On September 30, 2013, Neovasc transferred the intangible assets, including patents, trademarks and other know-how, for the Tiara to its 100% wholly-owned subsidiary NTI. On January 1, 2015, Angiometrx Inc. was amalgamated with NMI.

The Company and its subsidiaries now operate as follows: Neovasc Inc. is the Canadian public company and 100% owner of each of the subsidiary entities. NMI and Neovasc (US) Inc. (“NUS”) are the operating companies for the group. They hold the majority of the tangible assets and NMI holds the Peripatch tissue license. NMI and NUS employ the majority of the employees of the Company. NTI holds all the intangible assets related to the Tiara and NML holds all the intangible assets related to the Reducer program. NMI charges both NTI and NML for the development services performed by its employees to develop the Tiara and the Reducer respectively. NML receives a royalty based on the Reducer revenues generated by NMI. NUS charges NMI for development services performed by its employees to develop the Tiara and the Reducer respectively and these are then passed on through NMI to NTI and NML respectively. Neovasc GmbH conducts sales and marketing activities on behalf of NMI as part of the license agreement between NML and NMI for NMI to manufacture, distribute and sell the Reducer on behalf of NML.

Employees

The Company has seen rapid growth and decline in its employee numbers. Up until mid-2015, the Company added additional staff in production to meet growing demand for the Company’s services and products, in research and development and clinical and regulatory affairs to accelerate the development of the Tiara and the Reducer and in support areas such as biology, chemistry, risk management, human resources and quality affairs to better assist the commercial and development activities. Since mid-2015, the Company has reduced its employee numbers. In connection with the Company’s sale of a portion of its tissue business to Boston Scientific, the Company reduced its number of employees by 60. At the end of 2017, the Company ended its tissue business activities and made cuts to its research and development and clinical and regulatory affairs teams reducing headcount by 40 staff in 2017 and 22 staff in 2018 up to the date of this report. At the end of each of the last five years and as at March 28, 2018 the number of employees was as follows:

Year ended December 31:	Number of Employees:
2013	119
2014	146
2015	197
2016	150
2017	110
Current	88

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Social or Environmental Policies

The Company’s processing of its pericardial tissue involves the use of some controlled and/or hazardous materials. The use and disposal of these materials is controlled by the Company’s quality control procedures and systems. Environmental factors are considered when disposing of these materials and the Company takes steps to ensure it is in compliance with the appropriate regulations surrounding disposal of these materials.

RISK FACTORS

This document contains forward-looking statements regarding the Company, business, prospects and results of operations that involve risks and uncertainties. Neovasc’s actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Annual Information Form. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Annual Information Form. If any of the following risks occur, the Company’s business, financial condition or operating results could be harmed. In that case, the trading price of the Common Shares could decline.

Investment in the Common Shares of the Company is highly speculative and involves a high degree of risk, is subject to the following specific risks among others, and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks. The Common Shares of the Company should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Prospective purchasers should review these risks as well as other matters disclosed elsewhere in this Annual Information Form with their professional advisors.

There is substantial doubt about our ability to continue as a going concern.

Our audited consolidated financial statements for the year ended December 31, 2017 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” emphasis of matter paragraph in its report on our audited consolidated financial statements for the year ended December 31, 2017. The terms of the 2017 Financings included, amongst other things, future priced securities, full ratchet anti-dilution clauses and a senior convertible debt instrument secured on substantially all of the assets of the Company. These terms may make it more difficult to obtain additional debt or equity financing in the future. As at December 31, 2017, the Company had approximately $17.5 million in cash and cash equivalents, sufficient cash for approximately nine months of operations and will need to raise obtain additional debt or equity financing later in 2018 to fund ongoing operations. The Company can give no assurance that it will be able to raise the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern. The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Warrants and Notes issued pursuant to the 2017 Financings have resulted in significant dilution to our shareholders and may result in further significant dilution.

As part of the 2017 Financings, we issued certain Warrants and the Notes containing so-called full-ratchet anti-dilution provisions as well as other anti-dilution provisions that may be triggered upon any future issuance by us of Common Shares or Common Share equivalents at a price per share below the then-exercise price of the Warrants or conversion price of the Notes, subject to some exceptions, which could result in significant additional dilution to our shareholders. In addition, certain of the Warrants and the Notes contain future-priced conversion or exercise provisions and certain other provisions that reset the conversion or exercise price of such securities based on the market price of the Common Shares at a future date. These provisions have resulted in the issuance of a large number of Common Shares because the market price for our Common Shares declined below the initial conversion and exercise prices following the 2017 Financings, thereby putting pressure on the market price of our Common Shares and increasing the risk of further significant dilution upon subsequent conversions or exercises of the securities. For example, as of March 28, 2018, 35,786,278 Warrants had been exercised for 376,351,212 common shares in the capital of the Company (“Warrant Shares”) and 96,708,779 Warrants remained outstanding. As of March 28, 2018, the market price of our Common Shares remains significantly below the initial conversion and exercise prices of the Warrants and the Notes. To the extent that purchasers of the Warrants or Notes sell or exercise additional Warrants or convert the Notes, the market price of our Common Shares may decrease further due to the additional dilution and selling pressure in the market. The risk of dilution from issuances of Warrant Shares or pursuant to the conversion of the Notes may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price. For a description of the Warrants exercised and the Common Shares issued pursuant to such exercises to date see “Description of Capital Structure and Market for Securities”.

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We have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We require significant additional capital resources to expand our business, in particular the further development of our medical devices. Technical innovations often require substantial time and investment before we can determine commercial viability. Advancing our products, market expansion of our currently marketed products or acquisition and development of any new products or medical devices will require considerable resources and additional access to capital markets. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

·	we experience more competition for our medical devices from other medical device companies or in more markets than anticipated;
·	we experience delays or unexpected increases in costs in connection with obtaining regulatory approvals for our products in the various markets where we hope to sell our products;
·	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either us or our competition;
·	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;
·	we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;
·	we are required to perform additional pre-clinical studies and clinical trials; or
·	we elect to develop, acquire or license new technologies, products or businesses.

We could potentially seek additional funding through corporate collaborations and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect medical device companies such as ours, are unfavourable, our ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our Common Shares or financial instruments that are exchangeable for, or convertible into, our Common Shares which could result in significant dilution to our shareholders. Additionally, the cashless exercise, future-priced conversion or exercise formulae, and full-ratchet anti-dilution provisions contained in the Warrants and Notes issued pursuant to the 2017 Financings may make it more difficult and more expensive for us to raise capital in the future. See the risk factor entitled “Cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors.”

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If sufficient capital is not available, we may be required to delay our business expansion or our research and development projects, either of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors.

The Warrants and Notes issued pursuant to the 2017 Financings include, among other things, provisions relating to future-priced conversion or exercise formulae and full-ratchet anti-dilution provisions and may be exercised on a “net” or “cashless” basis. Under such circumstances, holders of such Warrants may, in lieu of making a cash payment when exercising a Warrant, elect instead to receive the “net” number of Warrant Shares determined in accordance with a formula referred to in the respective Warrant as the “Alternate Cashless Exercise” and pursuant to other terms and conditions. If we are unable to raise additional capital at an effective price per Common Share that is higher than the exercise price of these Warrants or the conversion price of the Notes, the anti-dilution provisions contained in these securities may make it more difficult and more expensive to raise capital in the future. Any reduction in the exercise prices of these Warrants or the conversion price of these Notes, or any increase in the number of Common Shares issuable upon the exercise of these Warrants or the conversion of these Notes may also result in additional dilution in the per share net tangible book value of our Common Shares.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, have depressed and may continue to depress the market price of the Common Shares.

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. While we cannot predict the effect that sales of the securities issued pursuant to the 2017 Financings or other equity-related securities have on the market price of the Company’s Common Shares, we believe that issuances of Common Shares upon the exercise of Warrants containing future-priced exercise formulae and the sales of such Common Shares in the public markets, or the perception of such sales, have materially impacted the market price for the Common Shares since the 2017 Financings, regardless of the performance of the Company. The price of the Common Shares could be affected by further sales of the securities issued or issuable pursuant to the 2017 Financings or by hedging or arbitrage trading activity which we expect may be occurring involving the securities issued or issuable pursuant to the 2017 Financings.

The sale of Common Shares issued upon exercise of the Warrants or conversion of the Notes issued pursuant to the 2017 Financings could encourage short sales by third parties which could further depress the price of the Common Shares.

Any downward pressure on the price of Common Shares caused by the sale of the Common Shares issued upon the exercise of the Warrants or upon conversion of the Notes could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline in the market price of our Common Shares.

Our Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing of their shares.

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Our Common Shares are currently listed on the Nasdaq and on the TSX under the symbol “NVCN”. We must meet continuing listing requirements to maintain the listing of our Common Shares on the Nasdaq and the TSX. For example, for continued listing, the Nasdaq requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share. On January 2, 2018, we received a notice from The Nasdaq Listing Qualifications Department indicating that the minimum bid price for our Common Shares had fallen below $1.00 for 30 consecutive business days, and that, therefore, we were no longer in compliance with Nasdaq Marketplace Rule 5550(a)(2) - bid price. We have 180 calendar days from January 2, 2018 to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our Common Shares will need to be at least $1.00 per share for a minimum of 10 consecutive business days. On March 27, 2018, the closing price of the Common Shares was $0.11 on the Nasdaq. On March 22, 2018, we received a notice from The Nasdaq Listing Qualifications Department indicating that the market value of our listed securities had fallen below $35 million for 30 consecutive business days, and that, therefore, we were no longer in compliance with Nasdaq Marketplace Rule 5550(b)(2). We have 180 calendar days from March 22, 2018 to regain compliance with the minimum bid price requirement. To regain compliance, the market value of our listed securities must exceed $35 million for a minimum of 10 consecutive business days. The dilution or perception of dilution from the 2017 Financings, pressure on the share price from the future-priced exercise or conversion features of the Warrants or Notes issued pursuant to the 2017 Financings, or from subsequent sales of Common Shares issued upon the exercise of such Warrants or the conversion of such Notes, may continue to put downward pressure on the price and market value of our Common Shares. If we effect a reverse stock split to regain compliance with the Nasdaq minimum bid price requirement, this would trigger a repricing under the Warrants and Notes issued pursuant to the 2017 Financings in accordance with the provisions therein, which would result in further dilution to our shareholders.

In addition to the specified criteria for continued listing, the Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even though the securities meet all enumerated criteria for continued listing on the Nasdaq. We cannot assure you that the Nasdaq will not exercise such discretionary authority.

On November 13, 2017, the TSX reported that Neovasc Inc. is under a remedial delisting review. The Company had 120 days to regain compliance with the exchange’s continued listing requirements. It has been the practice of the TSX to place a listed issuer relying on the financial hardship exemption under review for continued listing. The Company responded to the TSX requests for information and in March 2018, the Company regained compliance with the continued listing requirements of the TSX.

There can be no assurance that our Common Shares will remain listed on the Nasdaq or the TSX. If we fail to meet any of the Nasdaq’s or the TSX’s continued listing requirements, our Common Shares may be delisted. Any delisting of our Common Shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

Our Common Share price has experienced significant volatility and may be subject to fluctuation in the future based on market conditions or exercises of the Warrants or conversion of the Notes issued pursuant to the 2017 Financings.

The market prices for the securities of medical companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating performance and the performance of competitors and other similar companies, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the medical sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the other factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” can have an adverse impact on the market price of the Common Shares. For example, from January 1, 2017 to March 27, 2018, the closing price of the Common Shares on the TSX has ranged from a high of C$2.82 to a low of C$0.13 and from January 1, 2017 to March 27, 2018 the closing price of the Common Shares on the Nasdaq has ranged from a high of $2.14 to a low of $0.10.

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Any negative change in the public’s perception of our prospects could cause the price of our securities to decrease dramatically. Furthermore, selling pressure caused by the 2017 Financings, the conversion of the Notes or the exercise of the Warrants issued pursuant to the 2017 Financings, adjustments to the exercise prices of such Warrants or the conversion price of such Notes as a result of anti-dilution or future-priced conversion or exercise provisions therein or otherwise, or negative change in the public’s perception of the prospects of medical companies in general, could further depress the price of our securities, regardless of our performance. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Certain shareholders of the Company hold significant amounts of the listed and outstanding shares of the Company, which could influence our business operations and sales of our shares by such shareholders could influence our share price.

To the best knowledge of the Company, Boston Scientific, Capital World Investors, Frost Gamma Investments Trust, Hudson Bay Capital Management LP, Magnetar Financial LLC, Neil Gagnon and Opko Health, Inc. each own beneficially, directly or indirectly, over 5% of the Common Shares on a diluted basis. The holdings of certain of these securityholders may increase upon the exercise of Warrants or conversion of Notes issued to them pursuant to the 2017 Financings. The exercise of voting rights associated with shares held by these shareholders at meetings of shareholders may have significant influences on our business operations. If any of these major securityholders sell their shares, it could have significant influences on our share price, depending on the market environment at the time of such sale.

Our significant indebtedness could adversely affect our financial condition, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

As of December 31, 2017, we had approximately $32,750,000 of indebtedness. At December 31, 2017, we had approximately $27,837,500 of senior secured indebtedness outstanding. Our significant level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. The level of our indebtedness could have other important consequences on our business, including:

·	making it more difficult for us to satisfy our obligations with respect to our indebtedness;
·	increasing our vulnerability to adverse changes in general economic, industry, and competitive conditions;
·	requiring us to dedicate a significant portion of our cash flows from operations to make payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital and other general corporate purposes;
·	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
·	restricting us from capitalizing on business opportunities;
·	placing us at a competitive disadvantage compared to our competitors that have less debt;
·	limiting our ability to borrow additional funds for working capital, acquisitions, execution of our business strategy, or other general corporate purposes; and
·	limiting our ability to enter into certain commercial arrangements because of concerns of counterparty risks.

The occurrence of any one or more of these circumstances could have a material adverse effect on us. Our ability to make scheduled payments on or to refinance our indebtedness, including on the Notes, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business, and other factors (many of which are beyond our control), including the availability of financing in the international banking and capital markets. We cannot be certain that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to repay or refinance our debt, including the Notes, or to fund our other liquidity needs. If we are unable to make our scheduled payments on our debt or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the Notes. Failure to successfully restructure or refinance our debt could cause us to default on our debt obligations and would impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

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Moreover, in the event of a default, the holders of the applicable indebtedness, including holders of the Notes, could elect to declare all the funds borrowed to be due and payable. We cannot be certain that our assets or cash flows would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. In addition, the Notes are secured by a first priority lien on all of our present and after-acquired personal property, which includes all of our assets in the U.S., Canada and Israel related to the Tiara and the Reducer, and, upon the occurrence and continuation of any event of a default the Notes, the holders of the Notes generally would be entitled to seize the collateral. Any such event of defaults could materially and adversely affect our results of operations and financial condition.

Third parties may claim we are infringing their intellectual property or have misappropriated their trade secrets and we could suffer significant litigation or licensing expenses or be prevented from selling products.

We may be involved in substantial litigation regarding patent and other intellectual property and trade secret rights in the medical device industry. We may be subject to challenges by third parties regarding our intellectual property, including, among others, claims regarding validity, enforceability, scope and effective term. From time to time, we have been and may in the future be forced to defend against claims and legal actions alleging infringement of the intellectual property rights of others, and such intellectual property litigation is typically costly and time-consuming. In particular, see “Legal Proceedings” herein for a description of certain pending and ongoing legal proceedings. Adverse determinations in any such litigation could result in significant liabilities to third parties or injunctions, or could require us to seek licenses from third parties and, if such licenses are not available on commercially reasonable terms, prevent us from manufacturing, selling or using certain products, any one of which could have a material adverse effect on us. In addition, some licenses may be non-exclusive, which could provide our competitors access to the same technologies.

Third parties could also obtain patents that may require us to either redesign products or, if possible, negotiate licenses from such third parties. Such licenses may materially increase our expenses. If we are unable to redesign products or obtain a license, we might have to exit a particular product offering.

The success of our business depends in part on our ability to obtain and maintain intellectual property protection for our technology and know-how, and operate without infringing the intellectual property rights of other companies. It is possible that as a result of future litigation our products currently marketed or under development may be found to infringe or otherwise violate third party intellectual property rights. Intellectual property litigation proceedings, if instituted against us, could result in substantial costs, inability to market our products including the Tiara, loss of our proprietary rights and diversion of our management’s and technical team’s attention and resources.

The Company is subject to lawsuits that could divert its resources and result in the payment of significant damages and other remedies.

From time to time, the Company may be subject to litigation claims through the ordinary course of its business operations or otherwise, regarding, among other things, intellectual property rights matters, employment matters and tax matters. Litigation to defend the Company against claims by third parties, or to enforce any rights that the Company may have against third parties, may be necessary, which could result in substantial costs and diversion of the Company’s resources, causing a material adverse effect on its business, financial condition and results of operations. Given the nature of the Company’s business, it is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, as well as potential class action lawsuits. Because the outcome of such legal matters is inherently uncertain, if one or more of such legal matters were to be resolved against the Company for amounts in excess of management’s expectations or any applicable insurance coverage or indemnification right, the Company’s results of operations and financial condition could be materially adversely affected. Any litigation to which the Company is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or the Corporation may decide to settle lawsuits on similarly unfavorable terms. Moreover, the Company cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset any such possible liabilities. Any of these factors, individually or in the aggregate, could have a material adverse effect on the Company’s business, results of operations, cash flows or liquidity. For a description of certain currently pending legal and regulatory proceedings, see “Legal Proceedings”.

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The Company is engaged in litigation with CardiAQ, as further described below. Litigation resulting from CardiAQ’s claims has been, and is expected to continue to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and that further judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant monetary damages that could exceed our resources and/or loss of intellectual property rights that could have a material adverse effect on the Company and its financial position.

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara. On May 19, 2016, a jury awarded $70 million in favour of CardiAQ on certain trade secret claims. On October 31, 2016, a judge awarded an additional $21 million in enhanced damages to the jury’s award. On January 18, 2017, a judge granted CardiAQ’s motion for pre- and post-judgment interest, all as more particularly described in the section entitled “Legal Proceedings” herein. Neovasc and CardiAQ each appealed on various grounds. The judgment in the District of Massachusetts case, including the pre- and post- judgment interest amounts, was stayed pending completion of the upcoming appeal pursuant to a court order of December 23, 2016. Under the terms of the stay, Neovasc deposited $70 million into a joint escrow account and entered into a general security agreement related to the remaining damages awarded by the court. On September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ’s cross-appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Munich, Germany (the “German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals. No hearing date has yet been set by the court. As a next step, both parties have been given a deadline to file written responses by March 30, 2018. The case is likely to be heard in the third or fourth quarter of 2018, and there is likely to be further exchanges of written submissions between the parties in the time leading up to that hearing.

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On March 24, 2017, CardiAQ filed a related lawsuit in the United States District Court for the District of Massachusetts, asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014.  On October 4, 2017, it amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329.  The lawsuit does not seek money damages and would not prevent the Company from practicing these patents.  The Company has moved to dismiss the lawsuit, and briefing on the Company’s motion to dismiss completed on December 21, 2017.  No other litigation schedule or deadlines have been set.  Litigation is inherently uncertain.  Therefore, until these matters have been resolved to their conclusion by the appropriate courts the Company cannot give any assurance as to the outcome.

The Company intends to continue to vigorously defend itself in the ongoing litigation with CardiAQ. The outcome of these matters is not currently determinable.

When the company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. As at December 31, 2016, the Company fully provided for the damages awards described above and as at December 31, 2017 that provision was fully released as the damages were paid in full during the year.

Our inability to protect our intellectual property could have a material adverse effect on our business.

Our success and competitive position are dependent in part upon our proprietary intellectual property. We rely on a combination of patents and trade secrets to protect our proprietary intellectual property, and we expect to continue to do so. Although we seek to protect our proprietary rights through a variety of means, we cannot guarantee that the protective steps we have taken are adequate to protect these rights. Patents issued to or licensed by us in the past or in the future may be challenged and held invalid. The scope of our patent claims also may vary between countries, as individual countries have distinctive patent laws. In addition, as our patents expire, we may be unsuccessful in extending their protection through patent term extensions. The expiration of, or the failure to maintain or extend our patents, could have a material adverse effect on us.

We also rely on confidentiality agreements with certain employees, consultants and other third parties to protect, in part, trade secrets and other proprietary information. These agreements could be breached and we may not have adequate remedies for such a breach. In addition, others could independently develop substantially equivalent proprietary information or gain access to our trade secrets or proprietary information.

We may spend significant resources to enforce our intellectual property rights and such enforcement could result in litigation. Intellectual property litigation is complex and can be expensive and time-consuming. However, our efforts in this regard may not be successful. We also may not be able to detect infringement. In addition, competitors may design around our technology or develop competing technologies. Patent litigation can result in substantial cost and diversion of effort. Intellectual property protection may also be unavailable or limited in some foreign countries, enabling our competitors to capture increased market position. The invalidation of key intellectual property rights or an unsuccessful outcome in lawsuits filed to protect our intellectual property could have a material adverse effect on our financial condition, results of operations or prospects.

Our products are continually the subject of clinical trials conducted by us, our competitors, or other third parties, the results of which may be unfavorable, or perceived as unfavorable, and could have a material adverse effect on our business, financial condition, and results of operations.

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The regulatory approval process for new products and new indications for existing products requires extensive clinical trials and procedures, including early clinical experiences and regulatory studies. Unfavorable or inconsistent clinical data from current or future clinical trials or procedures conducted by us, our competitors, or third parties, or perceptions regarding this clinical data, could adversely affect our ability to obtain necessary approvals and the market’s view of our future prospects. Such clinical trials and procedures are inherently uncertain and there can be no assurance that these trials or procedures will be completed in a timely or cost-effective manner or result in a commercially viable product. Failure to successfully complete these trials or procedures in a timely and cost-effective manner could have a material adverse effect on our prospects. Clinical trials or procedures may experience significant setbacks even after earlier trials have shown promising results. Further, preliminary results from clinical trials or procedures may be contradicted by subsequent clinical analysis. In addition, results from our clinical trials or procedures may not be supported by actual long-term studies or clinical experience. If preliminary clinical results are later contradicted, or if initial results cannot be supported by actual long-term studies or clinical experience, our business could be adversely affected. Clinical trials or procedures may be suspended or terminated by us or regulatory authorities at any time if it is believed that the trial participants face unacceptable health risks.

A number of companies in the medical device industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, the Company may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between the company and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

We have a history of significant losses and a significant accumulated deficit.

We may incur losses in the future and our losses may increase. We have incurred net losses in each fiscal year since inception. In the year ended December 31, 2017, we had a net loss of $24,859,117 and at December 31, 2017, we had an accumulated deficit of $224,692,327. We have increased our research and development expenses in recent periods and we plan further increases in the future as cash flows allow. The planned increases in research and development expenses may result in larger losses in future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability. There can be no assurance that revenues will increase. Our business strategies may not be successful and we may not be profitable in any future period. Our operating results have varied in the past and they may continue to fluctuate in the future. In addition, our operating results may not follow any past trends.

We are subject to the risks associated with product liability claims, insurance and recalls.

Prior to patient use, our products undergo extensive clinical testing and are approved by the applicable regulatory authorities. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners may sell products which are defectively manufactured or labeled, contain defective components or are misused. Our products may also fail to meet patient expectations or produce harmful side effects. Such unexpected quality, safety or efficacy issues may be caused by a number of factors, including manufacturing defects, failure to adhere to good clinical practices, failure to adhere to good manufacturing practices, non-compliance with clinical protocols or the presence of other harmful conditions in a clinical trial inadequacies of product-related information conveyed to physicians or patients, or other factors or circumstances unique to the patient. Whether or not scientifically justified, such unexpected safety or efficacy concerns can arise and may lead to product recalls, loss of or delays in market acceptance, market withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims. Additionally, we may be exposed to product liability claims from patients in clinical trials. Such liability might result from claims made directly by consumers or by medical device companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Substantial damage awards and/or settlements have been handed down – notably in the United States and other common law jurisdictions – against medical device companies based on claims for injuries allegedly caused by the use of their products. Although our shareholders would not have personal liability for such damages, the expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our Common Shares. In addition, we may not be able to avoid significant product liability exposure even if we take appropriate precautions, including maintaining product liability coverage (subject to deductibles and maximum payouts). Any liability that we may have as a result could have a material adverse effect on our business, financial condition and results of operations, to the extent insurance coverage for such liability is not available. Product liability claims in the future, regardless of their ultimate outcome, could have a material adverse effect on our reputation and on our ability to attract and retain customers for our products.

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Use of our products in unapproved circumstances could expose us to liabilities.

The marketing approval from the FDA and other regulators of certain of our products are, or are expected to be, limited to specific indications. We are prohibited by law from marketing or promoting any unapproved use of our products. Physicians, however, in most jurisdictions, can use these products in ways or circumstances other than those strictly within the scope of the regulatory approval. Although the product training we provide to physicians and other health care professionals is limited to approved uses or for clinical trials, no assurance can be given that claims might not be asserted against us if our products are used in ways or for procedures that are not approved.

We have substantial competition in the medical device industry and with respect to our products.

The medical device industry is highly competitive and is characterized by extensive research and development and rapid technological change. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of medical devices in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest medical device companies are developing, or could potentially develop, products that could compete with ours.

Many of the companies developing competing technologies and products may have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us and that such competitors will commercialize products that will render our medical devices obsolete. We face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with us in recruiting and retaining qualified personnel. If we fail to develop new products or enhance our existing products in the face of such strong competition, such competition could have a material adverse effect on our business, financial condition or results of operations.

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Our approved products may not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our securities to decline.

Even if we are able to obtain regulatory approvals for our products, the success of those products is dependent upon achieving and maintaining market acceptance. New medical devices that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our products could be impacted by several factors, many of which are not within our control, including but not limited to:

·	safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;
·	scope of approved uses and marketing approval; timing of market approvals and market entry;
·	difficulty in, or excessive costs to, manufacture; infringement or alleged infringement of the patents or intellectual property rights of others;
·	availability of alternative products from our competitors;
·	acceptance of the price of our products; and
·	ability to market our products effectively at the retail level.

In addition, the success of any new product will depend on our ability to either successfully build our in-house sales capabilities or to secure new, or to realize the benefits of existing arrangements with, third-party marketing or distribution partners. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, the third-party marketing or distribution partners may not be as successful in promoting our products as we had anticipated. If we are unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build our own in-house sales capabilities, a failure to secure new marketing partners or to realize the benefits of our arrangements with existing marketing partners, there may be a material adverse effect on our business, financial condition and results of operations and it could cause the market value of our securities to decline.

In addition, by the time any products are ready to be commercialized, the proposed market for these products may have changed. Our estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.

If we are not able to convince public payors and hospitals to include our products on their approved product lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

The direct cost of implanting or using our medical devices is seldom paid by individual patients. Successful commercialization of such devices will depend largely upon the availability of reimbursement for the surgery and medical costs associated with the product from third-party payors. We expect that our products will be purchased by health-care providers, clinics, and hospitals that will subsequently bill various third-party payors such as government programs and private insurance plans. These expectant payors carefully review and increasingly challenge the prices charged for medical devices and services. Provincial government sponsored health programs in Canada and similar programs in the United States reimburse hospitals a pre-determined fixed amount for the costs associated with a particular procedure based on the patient’s discharge diagnosis and similarly reimburse the surgeon or physician based on the procedure performed, without taking into consideration the actual costs incurred by either party or the actual cost of the device. New products are being scrutinized increasingly with respect to whether or not they will be covered by the various health plans and at what level of reimbursement. Third-party payors may determine that our products are unnecessary, not cost-effective, too experimental, or are primarily intended for non-approved indications.

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Our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means, including the U.S. healthcare reform legislation signed in 2010.

The government and regulatory authorities in Canada, the United States, Europe and other markets in which we sell our products may propose and adopt new legislation and regulatory requirements relating to medical product approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.

The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control healthcare spending even more tightly. These pressures are particularly strong given the ongoing effects of the global economic and financial crisis, including the continuing debt crisis in certain countries in Europe, and the risk of a similar crisis in the United States. As a result, our businesses and the healthcare industry in general are operating in an ever more challenging environment with very significant pricing pressures. In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject pricing to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our existing and potential products.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”) was enacted. The ACA imposed new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales. In 2015, Congress imposed a 2-year moratorium on this medical device tax, so that medical device sales during the period between January 1, 2016 and December 31, 2017 are exempt from the tax.  New legislation was passed in January 2018 such that the tax will be delayed until January 1, 2020. The device tax, if reinstated, could materially and adversely affect our business, cash flows and results of operations. The ACA also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the ACA includes a reduction in the annual rate of inflation for Medicare payments to hospitals and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending beginning. Other legislative changes have been proposed and adopted since the ACA was enacted. These changes included an aggregate reduction in Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2025 unless additional Congressional action is taken. In addition, the Medicare Access and CHIP Reauthorization Act of 2015, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments scheduled to begin in 2019 that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. Individual states in the U.S. have also become increasingly aggressive in passing legislation and implementing regulations designed to control product pricing, including price or patient reimbursement constraints and discounts, and require marketing cost disclosure and transparency measures. There have also been judicial and congressional challenges to certain aspects of the ACA, as well as efforts by the U.S. administration to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. Since January 2017, the U.S. President has signed Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. The current U.S. administration has also announced that it will discontinue the payment of cost-sharing reduction (“CSR”) payments to insurance companies. A bipartisan bill to appropriate funds for CSR payments has been introduced in the Senate, but the future of that bill is uncertain. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Because of the Tax Cuts and Jobs Act enacted on December 22, 2017, the ACA’s individual mandate penalty for not having health insurance coverage will be eliminated starting in 2019. Further, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although the majority of these measures have not been enacted by Congress to date, Congress will likely continue to consider other legislation to repeal or repeal and replace elements of the ACA. Any regulatory or legislative developments in domestic or foreign markets that eliminate or reduce reimbursement rates for procedures performed with our products could harm our ability to sell our products or cause downward pressure on the prices of our products, either of which would adversely affect our business, financial condition and results of operations.

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Our industry is the subject of numerous governmental investigations into marketing and other business practices. These investigations could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations.

Our industry is the subject of numerous governmental investigations into marketing and other business practices. This has included increased regulation, enforcement, inspections, and governmental investigations of the medical device industry and disclosure of financial relationships with health care professionals. In the United States, the laws in which we are subject to include:

·	the federal Anti-Kickback Statute, which prohibits, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs. This statute has been applied to medical device manufacturer marketing practices, educational programs, pricing policies and relationships with healthcare providers. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation;
·	federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or qui tam actions that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes;
·	the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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·	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;
·	federal “sunshine” requirements imposed by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, on device manufacturers regarding any “transfer of value” made or distributed to physicians and teaching hospitals; and
·	state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices and financial arrangements with physicians, could be subject to challenge under one or more of such laws. Any action against us, even if we successfully defend against it, could result in the commencement of civil and/or criminal proceedings, exclusion from governmental health care programs, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations. We anticipate that the government will continue to scrutinize our industry closely, and that additional regulation by governmental authorities, both foreign and domestic, may increase compliance costs, exposure to litigation and other adverse effects to our operations.

Our products are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.

The pre-clinical and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to rigorous regulation by federal, provincial, state and local governmental authorities. Our medical devices are principally regulated in the United States by the FDA, in Canada by the Health Canada (particularly, the Therapeutic Products Directorate), in the European Union by the European Medicines Agency (“EMA”), and by other similar regulatory authorities in other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely-publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by us or our future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

Any of our products that receive regulatory approval could be subject to extensive post-market regulation that can affect sales, marketing and profitability.

With respect to any products for which we obtain regulatory approval, we will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. The occurrence of unanticipated serious adverse events or other safety problems could cause the governing agencies to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems or increased severity or significance of a pre-existing safety signal could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to successfully commercialize approved products.

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Our industry is subject to health and safety risks.

We produce products for human implantation and use. While we take substantial precautions such as laboratory and clinical testing, clinical studies, quality control and assurance testing and controlled production methods, the associated health and safety risks cannot be eliminated. Our products may be found to be, or to contain substances that are harmful to the health of our patients and customers and which, in extreme cases, may cause serious health conditions or death. This sort of finding may expose us to substantial risk of litigation and liability.

Further, we could be forced to discontinue production of certain products, which would harm our profitability. Neovasc maintains product liability insurance coverage; however, there is no guarantee that our current coverage will be sufficient or that we can secure insurance coverage in the future at commercially viable rates or with the appropriate limits.

We may face risks associated with our manufacturing operations.

Manufacturing operations are subject to numerous unanticipated technological problems and delays. Our manufacturing processes, products and their various components are, and will be, subject to regulations specified by the various regulatory bodies such as Health Canada and the FDA. There can be no assurance that we will be able to comply with all stated manufacturing regulations. Failure or delay by the Company to comply with such regulations or to satisfy regulatory inspections could have an adverse effect on the Company’s business and operations.

Additionally, two critical components of the Reducer are not readily available. The balloon portion of the delivery system is technically challenging to manufacture and the Reducer device, while a basic technology, must be manufactured in Israel due to restrictions on the transfer of intellectual property and manufacturing out of Israel stemming from certain research grants received by NML prior to the acquisition in July 2008.

Use of our products may increase the risk of animal disease.

Our critical raw material used in most of our customers’ devices is animal derived pericardial tissue. As this raw material is derived from an animal, it is subject to many inconsistencies and potential risks. The most notable risk is the disease Bovine Spongiform Encephalopathy (“BSE”), also known as mad cow disease which can arise from bovine tissue. Although the tissue originates from the United States where strict controls are in place to prevent diseased animals from being processed, it cannot be assured that the livestock in the United States will remain free from BSE. There is also no assurance that our supplier will regularly deliver tissue with the specifications required to manufacture its products.

The manufacture of our products is highly regulated and complex and we may experience supply interruptions that could harm our ability to manufacture products.

We use a broad range of raw and organic materials and other items in the design and manufacture of our products. Our products are manufactured from treated natural animal tissue and man-made materials. Our non-implantable products are manufactured from man-made raw materials including resins, chemicals, electronics and metals. We purchase certain of the materials and components used in the manufacture of our products from external suppliers, and we purchase certain supplies from single sources for reasons of quality assurance, cost-effectiveness, availability or constraints resulting from regulatory requirements. General economic conditions could adversely affect the financial viability of our suppliers, resulting in their inability to provide materials and components used in the manufacture of our products. While we work closely with suppliers to monitor their financial viability and to assure continuity of supply and maintain high quality and reliability, these efforts may not be successful. In addition, due to the rigorous regulations and requirements of regulatory authorities regarding the manufacture of our products (including the need for approval of any change in supply arrangements), we may have difficulty establishing additional or replacement sources on a timely basis or at all if the need arises. Although alternative supplier options are considered and identified, we typically do not pursue regulatory qualification of alternative sources due to the strength of our existing supplier relationships and the time and expense associated with the regulatory validation process. A change in suppliers could require significant effort or investment in circumstances where the items supplied are integral to product performance or incorporate unique technology, and the loss of any existing supply contract could have a material adverse effect on us.

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In particular, the Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Peripatch and the nitinol frame, which is manufactured by a well-established specialty manufacturer in the medical device industry. However, if this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara.

Regulatory agencies from time to time have limited or banned the use of certain materials used in the manufacture of medical device products. In these circumstances, transition periods typically provide time to arrange for alternative materials.

We are dependent on limited products for substantially all of our current revenues. If the volume or price of these products decline or the costs of related manufacturing, distribution or marketing increase, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our securities to decline.

Sales of a limited number of our products represent substantially all of our current revenues. If the volume or pricing of our existing significant products decline in the future, or our cost to manufacture, distribute our existing significant products increase in the future, our market our business, financial condition and results of operations could be materially adversely affected and this could cause the market value of our securities to decline. In addition, if these products were to become subject to any other issues, such as material adverse changes in prescription growth rates, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact on our business, financial condition, results of operations and the market value of our securities could be significant.

We may face exposure to adverse movements in foreign currency exchange rates.

Our business has expanded internationally and as a result, a significant portion of our revenues, expenses, current assets and current liabilities are preliminary denominated in U.S. dollars, Euros and other foreign currencies. Up until September 30, 2017, the functional currency of Neovasc and its subsidiaries was the Canadian dollar and the presentation currency of our financial statements was U.S. dollars. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses in revenues from currency exchange rate fluctuations. To date, we have not hedged against risks associated with foreign exchange rate exposure. Effective on October 1, 2017, the functional and reporting currency of Neovasc and its subsidiaries is the U.S. dollar. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in losses in revenues from currency exchange rate fluctuations. We continue not to hedge against risks associated with foreign exchange rate exposure.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

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As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future.

There may be adverse U.S. federal income tax consequences for investors if we are or become a “passive foreign investment company” under the U.S. Internal Revenue Code.

Although we do not currently anticipate that we will be treated as a “passive foreign investment company” (“PFIC”) in the current taxable year or in the foreseeable future, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Because of the above described uncertainties, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. Investors should read “U.S. Federal Income Tax Considerations” for more information, and consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-bribery laws of the nations in which we conduct business (such as the UK’s Bribery Act or the Corruption of Foreign Public Officials Act of Canada (the “CFPOA”), could subject us to penalties and other adverse consequences.

Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (e.g., the UK’s Bribery Act, the CFPOA and the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

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We are dependent upon our key personnel to achieve our business objectives.

As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among medical device companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. We do not maintain “key person” life insurance on any of our officers, employees, or consultants, and so any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, even though our collaborators are required to sign confidentiality agreements prior to working with us, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a low share price, whether as a result of disappointing progress in our sales or development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel our business, financial conditions and results of operations may be adversely affected.

The continuing development of many of our products depends upon us maintaining strong relationships with physicians.

If we fail to maintain our working relationships with physicians, many of our products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products, which could cause a decline in our earnings and profitability. The research, development, marketing, and sales of our new and improved products is dependent upon our maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing, and sale of our products. Physicians assist us as researchers, marketing and product consultants, inventors, and public speakers. If we are unable to maintain our strong relationships with these professionals and continue to receive their advice and input, the development and marketing of our products could suffer, which could have a material adverse effect on our consolidated earnings, financial condition, and/or cash flows.

A period of significant growth or significant decline can place a strain on management systems.

If we experience a period of significant growth or decline in the number of personnel, this could place a strain upon its management systems and resources. Our future will depend in part on the ability of its officers and other key employees to implement and improve its financial and management controls, reporting systems and procedures on a timely basis and to expand or contract, train and manage its employee workforce. There can be no assurance that we will be able to effectively manage such growth or contraction. Our failure to do so could have a material adverse effect upon our business, prospects, results of operation and financial condition.

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Consolidation in the health care industry could have an adverse effect on our revenues and results of operations.

Many health care industry companies, including health care systems, are consolidating to create new companies with greater market power. Organizations such as group purchase organizations, independent delivery networks, and large single accounts such as the U.S. Veterans Administration, continue to consolidate purchasing decisions for many of our health care provider customers. As a result, transactions with customers are larger, more complex, and tend to involve more long-term contracts. The purchasing power of these larger customers has increased, and may continue to increase, causing downward pressure on product pricing. If we are not one of the providers selected by one of these organizations, we may be precluded from making sales to its members or participants. Even if we are one of the selected providers, we may be at a disadvantage relative to other selected providers that are able to offer volume discounts based on purchases of a broader range of medical equipment and supplies. Further, we may be required to commit to pricing that has a material adverse effect on our revenues and profit margins, business, financial condition and results of operations. We expect that market demand, governmental regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide health care industry, resulting in further business consolidations and alliances, which may exert further downward pressure on the prices of our products and could adversely impact our business, financial condition, and results of operations.

We may or may not successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, and such acquisitions could result in unforeseen operating difficulties and expenditures, require significant management resources and require significant charges.

As a part of our growth strategy, we regularly explore potential acquisitions of complementary businesses, technologies, services or products as well as potential strategic alliances or divestitures of assets or a sale of the Company. We may be unable to find suitable acquisition candidates or appropriate partners with which to form alliances. Even if we identify appropriate acquisition or alliance candidates, we may be unable to complete the acquisitions or alliances on favorable terms, if at all. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates, government regulation and replacement product developments in our industry. In addition, the process of integrating an acquired business, technology, service or product into our existing operations could result in unforeseen difficulties and expenditures. Integration of an acquired company often requires significant expenditures as well as significant management resources that otherwise would be available for ongoing development of our other businesses. Moreover, we may not realize the anticipated financial or other benefits of an acquisition or alliance.

We may be required to take charges or write-downs in connection with acquisitions. In particular, acquisitions of businesses engaged in the development of new products may give rise to in-process research and development assets. To the extent that the value of these assets declines, we may be required to write down the value of the assets. Also, in connection with certain asset acquisitions, we may be required to take an immediate charge related to acquired in-process research and development. Either of these situations could result in substantial charges, which could adversely affect our results of operations.

Future acquisitions could also involve the issuance of equity securities, the incurrence of debt, contingent liabilities or amortization of expenses related to other intangible assets, any of which could adversely impact our financial condition or results of operations. In addition, equity or debt financing required for such acquisitions may not be available.

Any corporate transaction will be accompanied by certain risks including but not limited to:

·	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

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·	higher than anticipated acquisition costs and expenses;
·	exposure to other companies’ shares that shareholders could receive as consideration for our shares in a corporate transaction;
·	the difficulty and expense of integrating operations, systems, and personnel of acquired companies;
·	disruption of our ongoing business;
·	inability to retain key customers, distributors, vendors and other business partners of the acquired company; and
·	diversion of management’s time and attention.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business, financial condition or results of operations.

The Series C Warrants issued pursuant to the 2017 Financings contain provisions that restrict the Company’s ability to enter into Fundamental Transactions.

The Series C Warrants issued pursuant to the 2017 Financings contain provisions that restrict the Company’s ability to enter into a transaction whereby (i) the Company or any of its subsidiaries, (1) consolidate or merge with any other person, (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person, (3) allow any other person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding Common Shares of the Company, (4) consummate share purchase agreement or other business combination with any other person whereby such other person acquires more than 50% of the outstanding Common Shares of the Company, (5) reorganize, recapitalize or reclassify the Common Shares of the Company, (ii) any “person” or “group” is or shall become the “beneficial owner” of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares of the Company, or (iii) any transaction or series of related transactions which, directly or indirectly, could result in the issuance of Common Shares of the Company or convertible securities or the entering into any other agreement structured in a manner to circumvent, or that circumvents, the intent of this definition (each a “Fundamental Transaction”), unless (i) the successor entity assumes in writing all of the obligations of the Company under the Series C Warrant and other transaction documents, including entering into agreements to deliver to the holder in exchange for the Series C Warrant a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Series C Warrant; and (ii) the successor entity is a publicly traded corporation listed on The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the OTCQB or the Nasdaq (the “Eligible Markets”). These provisions may impact the Company’s ability to effect a transaction that it believes is in the best interest of the stakeholders, including a transaction with a foreign acquirer that is not listed on an Eligible Market.

Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders.

Some of the provisions in our articles of incorporation and by-laws could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following:

·	shareholders cannot amend our articles of incorporation unless at least two-thirds of the shares entitled to vote approve the amendment; and

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·	our board of directors can, without shareholder approval, issue preferred shares having any terms, conditions, rights and preferences that the board determines.

These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our Common Shares, being lower than it would be without these provisions.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other issuers.

Certain of our directors and officers serve as directors, officers, promoters and members of management of other companies and, therefore, it is possible that a conflict may arise between their duties as a director or officer, and their duties as a director or officer of such other companies. There can be no assurance that in the carrying out of their duties with respect to us, these persons will not find themselves in situations which could give rise to conflicts of interest. There can be no assurance that if conflicts do arise, they will be resolved in a manner favourable to us. There can be no assurance that future transactions or arrangements between the companies and any of such entities will be advantageous to us.

DIVIDEND POLICY

Neovasc has not declared or paid any dividends on the outstanding Common Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is within the discretion of the Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the Company’s operating and financial condition. At the present time, anticipated capital requirements are such that the Company intends to follow a policy of retaining earnings in order to finance the further development of the business.

DESCRIPTION OF CAPITAL STRUCTURE AND MARKET FOR SECURITIES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. As of March 28, 2018, there were 477,441,751 Common Shares issued and outstanding and 9,419,117 Common Shares issuable upon exercise of outstanding stock options. Taking into account the total number of Warrants and principal amount of the Notes remaining outstanding and assuming full exercise of the outstanding Warrants and conversion of the Notes if the Market Price (as defined below) of the Common Shares remained at $0.11 per Common Share (being the closing price of the Common Shares on March 27, 2018) on the date of exercise and conversion, including exercise of the Series B Warrants (as defined below) and the Series F Warrants (as defined below) using the Alternate Net Number (as defined below) mechanism and conversion of the outstanding Notes using the Alternate Conversion Price (as defined below) mechanism, the maximum number of Common Shares issuable would be 1,519,760,607 representing approximately 318% of Neovasc’s current issued and outstanding number of Common Shares. If the Market Price of the Common Shares on the date of exercise reduces to a point lower than the closing price of the Common Shares on March 28, 2018, the future-priced conversion or exercise provisions contained in the Notes and certain of the Warrants would result in a further increase in the number of shares issuable.

The Common Shares all have equal voting rights and are entitled to receive notice of any shareholders meeting at which they have the right to vote. Subject to the rights of any other class of shares, upon any liquidation, dissolution, winding-up or other distribution of the Company’s assets, the holders of Common Shares are entitled to participate equally.

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Preferred Shares

The Company is also authorized to issue an unlimited number of preferred shares, which do not have voting rights and are not entitled to receive notice of any shareholders’ meetings. Upon liquidation, dissolution, winding-up or other distribution of the Company’s assets, the holders of preferred shares are entitled to participate in priority to the holders of Common Shares. The preferred shares may be issued in series and the Company’s board of directors may attach special rights, privileges, restrictions or conditions to any preferred shares. There were no preferred shares issued and outstanding as of the date of this Annual Information Form.

Series A Warrants

Pursuant to the 2017 Public Transaction, 25,676,368 Series A warrants (the “Series A Warrants”) were issued and are exercisable at any time prior to 11:59 p.m. (New York time) on November 17, 2022. There were 25,676,368 Series A Warrants issued and outstanding as of March 28, 2018. For a more fulsome description of the terms of the Series A Warrants, see the Form of Series A Warrant previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

Each Series A Warrant represents the right to purchase one Warrant Share (each, a “Series A Warrant Share”) at a notional exercise price equal to $1.61 per Series A Warrant Share (the “Series A Exercise Price”), subject to adjustment. The notional exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares.

The Series A Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Series A Warrant. No fractional Warrant Shares will be issued in connection with the exercise of a Series A Warrant. Any entitlement to Series A Warrant Shares are rounded to the nearest whole Series A Warrant Share. The holder does not have the right to exercise any portion of the Series A Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series A Warrants.

The Series A Warrants are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells, or is deemed to have issued or sold by issuance of options or convertible securities in accordance with the Series A Warrant, any Common Shares for a consideration per share (the “New Series A Issuance Price”) less than the Series A Exercise Price, then immediately after such dilutive issuance, the Series A Exercise Price then in effect shall be reduced to the New Series A Issuance Price. If the Company issues options or convertible securities, the holder of a Series A Warrant may elect to replace the Series A Exercise Price with the variable price of such option or convertible security in accordance with the terms of the Series A Warrant. If there is a stock split, stock dividend, stock combination or similar transaction and the market price at the time of the event is lower than the Series A Exercise Price, the Series A Exercise Price will be adjusted accordingly. Simultaneously with any adjustment to the Series A Exercise Price as described above, the number of Series A Warrant Shares that may be purchased upon exercise of the Series A Warrants shall be increased or decreased proportionately so that after such adjustment the Series A Exercise Price payable under the adjusted number of Series A Warrant Shares is equal to the Series A Exercise Price in effect immediately prior to the Series A Exercise Price adjustment. If there is any share split, share dividend, share combination, recapitalization or other similar transaction involving the Common Shares (each, a “Share Combination Event”) at any time after the issuance of a Series A Warrant and the Event Market Price (as defined in the Series A Warrant) is less than the Series A Exercise Price then, on the sixteenth trading day following such Share Combination Event, the Series A Exercise Price then in effect will be reduced to the Event Market Price.

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If, at the time a holder exercises its Series A Warrant, there is no effective registration statement covering the issuance of the shares underlying the Series A Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Series A Warrant. The Series A Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their Series A Warrant and were holders of the Series A Warrant Shares. In the event of a Fundamental Transaction (as described under the risk factor entitled “The Series C Warrants issued pursuant to the 2017 Financings (the “Series C Warrants”) contain provisions that restrict the Company’s ability to enter into Fundamental Transactions”) and at the request of the holder of the Series A Warrant, the Company must purchase the Series A Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised Series A Warrants according to the Black Scholes Option Pricing Model. In the event of a default (as defined in the Notes) and if the Series A Warrant holder currently holds Notes, the Company must, at the Series A Warrant holder’s request, purchase the Series A Warrant from the holder in cash according to the Black Scholes Option Pricing Model. Subject to applicable laws, the Series A Warrants may be offered for sale, sold, transferred or assigned without our consent.

Series B Warrants

Pursuant to the 2017 Public Transaction, 25,676,368 Series B warrants (the “Series B Warrants”) were issued and are exercisable at any time prior to 11:59 p.m. (New York time) on November 18, 2019. There were 14,505,580 Series B Warrants issued and outstanding as of March 28, 2018. To date, 11,170,788 Series B Warrants have been exercised for the Alternate Net Number, and a total of 149,350,096 Series B Warrant Shares have been issued. For a more fulsome description of the terms of the Series B Warrants, see the Form of Series B Warrant previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

Each Series B Warrant represents the right to purchase one Warrant Share (each, a “Series B Warrant Share”) at a notional exercise price equal to $1.61 per Series B Warrant Share (the “Series B Exercise Price”), subject to adjustment. The notional exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares.

The Series B Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Series B Warrant. No fractional Warrant Shares will be issued in connection with the exercise of a Series B Warrant. Any entitlement to Series B Warrant Shares are rounded to the nearest whole Series B Warrant Share. The holder does not have the right to exercise any portion of the Series B Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series B Warrants.

The Series B Warrants are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells, or is deemed to have issued or sold by issuance of options or convertible securities in accordance with the Series B Warrant, any Common Shares for a consideration per share (the “New Series B Issuance Price”) less than the Series B Exercise Price, then immediately after such dilutive issuance, the Series B Exercise Price then in effect shall be reduced to the New Series B Issuance Price. If the Company issues options or convertible securities, the holder of a Series B Warrant may elect to replace the Series B Exercise Price with the variable price of such option or convertible security in accordance with the terms of the Series B Warrant. If there is a stock split, stock dividend, stock combination or similar transaction and the market price at the time of the event is lower than the Series B Exercise Price, the Series B Exercise Price will be adjusted accordingly. Simultaneously with any adjustment to the Series B Exercise Price as described above, the number of Series B Warrant Shares that may be purchased upon exercise of the Series B Warrants shall be increased or decreased proportionately so that after such adjustment the Series B Exercise Price payable under the adjusted number of Series B Warrant Shares is equal to the Series B Exercise Price in effect immediately prior to the Series B Exercise Price adjustment. If there is any Share Combination Event at any time after the issuance of a Series B Warrant and the Event Market Price (as defined in the Series B Warrant) is less than the Series B Exercise Price then, on the sixteenth trading day following such Share Combination Event, the Series B Exercise Price then in effect will be reduced to the Event Market Price.

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If, at the time a holder exercises its Series B Warrant, there is no effective registration statement covering the issuance of the shares underlying the Series B Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Series B Warrant. The Series B Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their Series B Warrant and were holders of the Series B Warrant Shares. In the event of a Fundamental Transaction and at the request of the holder of the Series B Warrant, the Company must purchase the Series B Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised Series B Warrants according to the Black Scholes Option Pricing Model. In the event of a default (as defined in the Notes) and if the Series B Warrant holder currently holds Notes, the Company must, at the Series B Warrant holder’s request, purchase the Series B Warrant from the holder in cash according to the Black Scholes Option Pricing Model. Subject to applicable laws, the Series B Warrants may be offered for sale, sold, transferred or assigned without our consent.

At any time prior to their expiration, the holder of the Series B Warrant may, in its sole discretion, exercise the Series B Warrant in whole or in part and, in lieu of making any cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the exercise price, elect instead to receive upon such exercise a number of Series B Warrant Shares equal to the Alternate Net Number. The “Alternate Net Number” is equal to the product of (i) the quotient obtained by dividing (x) the total number of Series B Warrant Shares with respect to which the Series B Warrant is being exercised and (y) the maximum number of Series B Warrant Shares (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) initially issuable upon a cash exercise of the Series B Warrant on the date of issuance and (ii) the quotient obtained by dividing (A) the difference obtained by subtracting (x) the lowest daily volume weighted average price during the ten trading days period ending on and including such exercise date (the “Market Price”) from (y) the exercise price as of the subscription date (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) by (B) 85% of the Market Price.

The effect of the Alternate Net Number mechanism is that the number of Series B Warrant Shares issuable increases as the Market Price falls. As an example, if the Market Price at the time of exercise is $0.11 (6.8% of the Series B Exercise Price), as of the subscription date, then, if the holders exercise all of the Series B Warrants remaining issued and outstanding as at March 28, 2018 for the Alternate Net Number, a total of 244,603,898 Series B Warrant Shares will be issued.

Series C Warrants

Pursuant to the 2017 Public Transaction, 10,273,972 Series C Warrants were issued and are exercisable at any time prior to 11:59 p.m. (New York time) on November 18, 2019. There were 10,273,972 Series C Warrants issued and outstanding as of March 28, 2018. For a more fulsome description of the terms of the Series C Warrants, see the Form of Series C Warrant previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

Each Series C Warrant may be exercised for a series C unit (a “Series C Unit”), with each Series C Unit being comprised of a Warrant Share (each, a “Series C Warrant Share”), a Series A Warrant and a Series B Warrant. The Series C Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Warrant. No fractional Series C Unit Shares will be issued in connection with the exercise of a Series C Warrant. Any entitlement to Series C Unit Shares are rounded to the nearest whole Series C Unit Share. The holder does not have the right to exercise any portion of the Series C Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series C Warrants.

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Each Series C Warrant represents the right to purchase one Series C Unit at a notional exercise price equal to $1.46 per Series C Unit, subject to adjustment. The notional exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares. In addition, any Series A Warrant or Series B Warrant issued pursuant to the exercise of Series C Warrants will be adjusted for any events which have occurred between November 17, 2017 and the date of such exercise so that any newly issued Series A Warrant and Series B Warrant will be adjusted to reflect such event as if such Series A Warrant and Series B Warrant were issued on the date of such event.

The Company is restricted from entering into or being party to a Fundamental Transaction (as described under the risk factor entitled “The Series C Warrants issued pursuant to the 2017 Financings (the “Series C Warrants”) contain provisions that restrict the Company’s ability to enter into Fundamental Transactions”) unless (i) the successor entity assumes in writing all of the obligations of the Company under the Series C Warrant and other transaction documents, including entering into agreements to deliver to the holder in exchange for the Series C Warrant a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Series C Warrant; and (ii) the successor entity is a publicly traded corporation listed on an Eligible Market. In addition, prior to a Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares, the Company shall make appropriate provision to ensure that the holder of a Series C Warrant will have the right to receive, upon an exercise of the Series C Warrants any time after the consummation of the Fundamental Transaction and prior to the expiration of their Series C Warrants, and in lieu of the Series C Warrant Shares, such securities, cash or any other property which the holder would have been entitled to receive under the Fundamental Transaction had the Series C Warrant been exercised immediately prior to the Fundamental Transaction. Subject to applicable laws, the Series C Warrants can be offered for sale, sold, transferred or assigned without our consent.

The effect of the Alternate Net Number mechanism in the Series B Warrants underlying the Series C Units is that the number of Series B Warrant Shares issuable increases as the Market Price falls. As an example, if the Market Price at the time of exercise is $0.11 (6.8% of the Series B Exercise Price), as of the subscription date, then, if the holders exercise all of the Series B Warrants underlying the Series C Units for the Alternate Net Number, a total of 173,247,371 million Series B Warrant Shares will be issued.

Series E Warrants

Pursuant to the 2017 Public Transaction, 22,431,506 Series E warrants (the “Series E Warrants”) were issued and are exercisable at any time prior to 11:59 p.m. (New York time) on November 17, 2022. There were 22,431,506 Series E Warrants issued and outstanding as of March 28, 2018. For a more fulsome description of the terms of the Series E Warrants, see the Form of Series E Warrant previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

Each Series E Warrant represents the right to purchase one Warrant Share (each, a “Series E Warrant Share”) at a notional exercise price equal to $1.61 per Series E Warrant Share (the “Series E Exercise Price”), subject to adjustment. The notional exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares.

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The Series E Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Series E Warrant. No fractional Warrant Shares will be issued in connection with the exercise of a Series E Warrant. Any entitlement to Series E Warrant Shares are rounded to the nearest whole Series E Warrant Share. The holder does not have the right to exercise any portion of the Series E Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series E Warrants.

The Series E Warrants are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells, or is deemed to have issued or sold by issuance of options or convertible securities in accordance with the Series E Warrant, any Common Shares for a consideration per share (the “New Series E Issuance Price”) less than the Series E Exercise Price, then immediately after such dilutive issuance, the Series E Exercise Price then in effect shall be reduced to the New Series E Issuance Price. If the Company issues options or convertible securities, the holder of a Series E Warrant may elect to replace the Series E Exercise Price with the variable price of such option or convertible security in accordance with the terms of the Series E Warrant. If there is a stock split, stock dividend, stock combination or similar transaction and the market price at the time of the event is lower than the Series E Exercise Price, the Series E Exercise Price will be adjusted accordingly. Simultaneously with any adjustment to the Series E Exercise Price as described above, the number of Series E Warrant Shares that may be purchased upon exercise of the Series E Warrants shall be increased or decreased proportionately so that after such adjustment the Series E Exercise Price payable under the adjusted number of Series E Warrant Shares is equal to the Series E Exercise Price in effect immediately prior to the Series E Exercise Price adjustment. If there is a Share Combination Event at any time after the issuance of a Series E Warrant and the Event Market Price (as defined in the Series E Warrant) is less than the Series E Exercise Price then, on the sixteenth trading day following such Share Combination Event, the Series E Exercise Price then in effect will be reduced to the Event Market Price.

If, at the time a holder exercises its Series E Warrant, there is no effective registration statement covering the issuance of the shares underlying the Series E Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Series E Warrant. The Series E Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their Series E Warrant and were holders of the Series E Warrant Shares. In the event of a Fundamental Transaction (as described under the risk factor entitled “The Series C Warrants issued pursuant to the 2017 Financings (the “Series C Warrants”) contain provisions that restrict the Company’s ability to enter into Fundamental Transactions”) and at the request of the holder of the Series E Warrant, the Company must purchase the Series E Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised Series E Warrants according to the Black Scholes Option Pricing Model. In the event of a default (as defined in the Notes) and if the Series E Warrant holder currently holds Notes, the Company must, at the Series E Warrant holder’s request, purchase the Series E Warrant from the holder in cash according to the Black Scholes Option Pricing Model. Subject to applicable laws, the Series E Warrants may be offered for sale, sold, transferred or assigned without our consent.

Series F Warrants

Pursuant to the 2017 Public Transaction, 22,431,506 Series F warrants (the “Series F Warrants”) were issued and are exercisable at any time prior to 11:59 p.m. (New York time) on November 18, 2019. There were 1,389,846 Series F Warrants issued and outstanding as of March 28, 2018. To date, 21,041,660 Series B Warrants have been exercised for the Alternate Net Number, and a total of 223,427,286 Series B Warrant Shares have been issued. For a more fulsome description of the terms of the Series F Warrants, see the Form of Series F Warrant previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

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Each Series F Warrant represents the right to purchase one Warrant Share (each, a “Series F Warrant Share”) at a notional exercise price equal to $1.61 per Series F Warrant Share (the “Series F Exercise Price”), subject to adjustment. The notional exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares.

The Series F Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Series F Warrant. No fractional Warrant Shares will be issued in connection with the exercise of a Series F Warrant. Any entitlement to Series F Warrant Shares are rounded to the nearest whole Series F Warrant Share. The holder does not have the right to exercise any portion of the Series F Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series F Warrants.

The Series F Warrants are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells, or is deemed to have issued or sold by issuance of options or convertible securities in accordance with the Series F Warrant, any Common Shares for a consideration per share (the “New Series F Issuance Price”) less than the Series F Exercise Price, then immediately after such dilutive issuance, the Series F Exercise Price then in effect shall be reduced to the New Series F Issuance Price. If the Company issues options or convertible securities, the holder of a Series F Warrant may elect to replace the Series F Exercise Price with the variable price of such option or convertible security in accordance with the terms of the Series F Warrant. If there is a stock split, stock dividend, stock combination or similar transaction and the market price at the time of the event is lower than the Series F Exercise Price, the Series F Exercise Price will be adjusted accordingly. Simultaneously with any adjustment to the Series F Exercise Price as described above, the number of Series F Warrant Shares that may be purchased upon exercise of the Series F Warrants shall be increased or decreased proportionately so that after such adjustment the Series F Exercise Price payable under the adjusted number of Series F Warrant Shares is equal to the Series F Exercise Price in affect immediately prior to the Series F Exercise Price adjustment. If there is a Share Combination Event at any time after the issuance of a Series F Warrant and the Event Market Price (as defined in the Series F Warrant) is less than the Series F Exercise Price then, on the sixteenth trading day following such Share Combination Event, the Series F Exercise Price then in effect will be reduced to the Event Market Price.

If, at the time a holder exercises its Series F Warrant, there is no effective registration statement covering the issuance of the shares underlying the Series F Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Series F Warrant. The Series F Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their Series F Warrant and were holders of the Series F Warrant Shares. In the event of a Fundamental Transaction (as described under the risk factor entitled “The Series C Warrants issued pursuant to the 2017 Financings (the “Series C Warrants”) contain provisions that restrict the Company’s ability to enter into Fundamental Transactions”) and at the request of the holder of the Series F Warrant, the Company must purchase the Series F Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised Series F Warrants according to the Black Scholes Option Pricing Model. In the event of a default (as defined in the Notes) and if the Series F Warrant holder currently holds Notes, the Company must, at the Series F Warrant holder’s request, purchase the Series F Warrant from the holder in cash according to the Black Scholes Option Pricing Model. Subject to applicable laws, the Series F Warrants may be offered for sale, sold, transferred or assigned without our consent.

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The holder of the Series F Warrant may, in its sole discretion, exercise the Series F Warrant in whole or in part and, in lieu of making any cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the exercise price, elect instead to receive upon such exercise a number of Series F Warrant Shares equal to the Alternate Net Number. The effect of the Alternate Net Number mechanism is that the number of Series F Warrant Shares issuable increases as the Market Price falls. As an example, if the Market Price at the time of exercise is $0.11 (6.8% of the Series F Exercise Price), as of the subscription date, then, if the holders exercise all of the Series F Warrants remaining issued and outstanding as at March 28, 2018 for the Alternate Net Number, a total of 23,436,619 million Series F Warrant Shares will be issued.

Senior Secured Convertible Note

Pursuant to the 2017 Private Placement, the Notes were issued in an aggregate principal amount of $32,750,000. For a more fulsome description of the terms of the Notes, see the Form of Note previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

The Notes were issued at an original issue price of $850 per $1,000 principal amount of notes. Interest on the Notes commenced accruing on the date of issuance at the 0% interest rate, computed on the basis of a 360-day year and twelve 30-day months and payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including the date of maturity on which the principal of the Notes is repayable. Upon an event of default, the interest rate shall automatically be increased to 15% per annum. The Notes are senior to all other indebtedness and secured by all assets of the Company. Any portion of the outstanding and unpaid amount remaining under the Notes are convertible into Common Shares (the “Note Conversion Shares”). The conversion rate will be the number of Common Shares issuable upon conversion of any conversion amount determined by dividing (x) the sum of the portion of the principal to be converted, redeemed or otherwise with respect to which this determination is being made and all accrued and unpaid interest with respect to such portion of the principal amount and accrued and unpaid late charges with respect to such portion of such principal and any such interest by (y) 1.46 (the “Note Conversion Price”), subject to certain adjustments. The Notes contain a future-priced conversion mechanism upon the earlier of (x) the later of (i) upon the occurrence of an event of default, the twentieth day following the cure of such event of default and (ii) the twentieth day following the holder of the Note having received notice of such event of default and (y) the fourth month anniversary of the closing of the sale of the Notes.

The Notes are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells any Common Shares for a consideration per share (the “Note Issuance Price”) less than the Note Conversion Price then immediately after such dilutive issuance, the Note Conversion Price then in effect shall be reduced to the Note Issuance Price. If the Company issues options or convertible securities, the holder of a Note may elect to replace the Note Conversion Price with the variable price of such option or convertible security in accordance with the terms of the Note. If there is a stock split, stock dividend, stock combination or similar transaction and the market price of the Common Shares at the time of the event is lower than the Note Conversion Price, then on the sixteenth trading date following such event, the Note Conversion Price will be reduced to the Event Market Price (as defined in the Notes). Simultaneously with any adjustment to the Note Conversion Price as described above, the Note Conversion Shares issuable upon conversion of the Notes shall be increased or decreased proportionately so that after such adjustment the Note Conversion Price payable upon such conversion is equal to the Note Conversion Price in effect immediately prior to the Note Conversion Price. With effect from and after 5:00 p.m. New York City time on August 17, 2018, the Conversion Price (as defined in the Notes) will be adjusted to be the lower of (x) the then-current Conversion Price and (y) the greater of (i) the amount in USD equal to the VWAP (as defined in the Notes) for the Common Stock on the Conversion Price Reset Date (or, if the Conversion Price Reset Date is not a Trading Day (as defined in the Notes), the immediately following Trading Day) and (ii) $0.50.

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The holder of any Note may, in its sole discretion, convert the Note at an alternate conversion price (“Alternate Conversion Price”) rather than the Note Conversion Price, where the Alternate Conversion Price equals 85% of the lowest VWAP of the Common Shares during the ten consecutive trading day period ending and including the date of delivery or deemed delivery of the applicable conversion notice. The effect of the Alternate Conversion Price mechanism is that the number of Common Shares issued upon conversion of the Note increases as the market price falls. As an example, if as of the conversion date the lowest VWAP of the Common Shares during the prior ten day trading period (including the conversion date) is $0.11, then, if the holders exercise all of the Notes remaining issued and outstanding as at March 28, 2018 at the Alternate Conversion Price, a total of 350,267,380 Common Shares will be issued pursuant to such conversion.

The terms of the Notes prohibit a holder from converting its Notes if doing so would result in such holder (together with such holder’s affiliates) beneficially owning more than 9.99% of the number of Common Share outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the Notes. The Company shall not issue any fraction of a share issued upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Shares, the Company shall round such fraction of a share of Common Shares up to the nearest whole share. Upon a change of control of the Company, the portion of the Note subject to redemption shall be redeemed by the Company in cash at the premium price equal to the Change of Control Redemption Price (which is 125%). The Note holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the holders of Common Shares as if they had converted their Notes and were holders of the Note Conversion Shares. The Company shall not enter into or be party to a Fundamental Transaction (as described under the risk factor entitled “The Series C Warrants issued pursuant to the 2017 Financings contain provisions that restrict the Company’s ability to enter into Fundamental Transactions”) unless the Successor Entity assumes in writing all of the obligations of the Company under the Note and it delivers to each holder of Notes in exchange for such Notes a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Notes. Under the Notes, an event of default triggers a redemption right with a redemption premium regardless of whether the event of default is cured. Under the Notes, a change of control triggers a redemption right with a redemption premium.

The Notes contain certain covenants, which include: restricted payments upon an event of default, restrictions on distributions, and restrictions on asset transfers (other than ordinary course of business). The Notes and any Common Shares issued upon conversion of the Notes may be offered, sold, assigned or transferred by the holder without the consent of the Company.

The Note is secured by a general security agreement dated as of November 17, 2017 granted by the Company to and in the favour of Bio IP Ventures II LLC, as collateral agent for the benefit of the Noteholders over all of the Company’s present and after-acquired personal property, which includes all of its assets in the U.S., Canada and Israel related to Tiara and Reducer.

Market for our Common Shares

Our Common Shares are listed on the TSX in Canada (trading symbol: NVCN) and on Nasdaq in the United States (trading symbol: NVCN). Our Common Shares began trading on the TSX on June 23, 2014. The following table sets forth, for the periods indicated, the reported high, low and closing prices (in Canadian dollars) and volume traded on the TSX.

2017	Max	Min	End	Total Volume
January	C$2.82	C$1.78	C$2.05	2,146,549
February	C$2.48	C$2.00	C$2.11	946,063
March	C$2.39	C$1.87	C$1.95	615,021
April	C$2.30	C$1.63	C$1.80	454,579
May	C$1.88	C$1.19	C$1.34	481,018
June	C$1.50	C$0.87	C$0.98	529,127
July	C$2.32	C$0.91	C$2.11	1,858,258
August	C$2.23	C$1.64	C$1.89	444,982
September	C$2.12	C$0.97	C$1.01	2,808,611
October	C$1.07	C$0.70	C$0.75	1,716,619
November	C$2.82	C$1.78	C$2.05	2,146,549
December	C$2.48	C$2.00	C$2.11	946,063

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Our Common Shares began trading on Nasdaq on May 21, 2014. The following table sets forth, for the periods indicated, the reported high, low and closing prices (in U.S. dollars) and volume traded on Nasdaq.

2017	Max	Min	End	Total Volume
January	$2.14	$1.15	$1.15	2,794,035
February	$1.45	$1.08	$1.36	2,144,750
March	$2.12	$1.28	$1.53	3,988,094
April	$1.85	$1.50	$1.55	1,417,874
May	$1.74	$1.35	$1.45	693,868
June	$1.71	$1.17	$1.38	633,788
July	$1.42	$0.96	$1.10	498,822
August	$1.18	$0.71	$0.79	593,841
September	$1.88	$0.73	$1.70	2,772,092
October	$1.77	$1.31	$1.48	602,587
November	$1.67	$0.70	$0.78	2,964,536
December	$0.80	$0.54	$0.60	1,591,034

PRIOR SALES

The following table sets forth information in respect of our Common Shares that we issued upon the exercise of options granted under our incentive stock option plan during the 2017 financial year.

Exercise Date	Number of Shares	Exercise Price
February 9, 2017	16,000	C$1.45
April 17, 2017	39,100	C$1.22
April 19, 2017	32,000	C$1.45
April 20, 2017	2,000	C$1.45
April 21, 2017	800	C$1.45
April 24, 2017	77,000	C$1.45
April 25, 2017	22,300	C$1.45
April 26, 2017	20,800	C$1.46
April 27, 2017	2,000	C$1.45
May 3, 2017	2,000	C$1.45
August 24, 2017	13,343	C$0.01
September 25, 2017	10,000	C$1.30
November 30, 2017	17,359	C$1.00
	254,702

The following table sets forth information in respect of options to acquire our Common Shares that we granted under our incentive stock option plan during the 2017 financial year.

Grant Date	Number of Options	Grant Price
March 31, 2017	1,744,500	C$1.90
June 28, 2017	100,000	C$1.83
	1,844,500

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The following table sets forth information in respect of securities that we issued, other than on exercise of stock options as set out above, during the 2017 financial year.

Issuance Date	Type of Security	Number of Securities	Issue Price
November 17, 2017	Common Shares	22,102,538	$1.46(1)
November 17, 2017	Series A Warrants	25,676,368	Nil
November 17, 2017	Series B Warrants	25,676,368	Nil
November 17, 2017	Series C Warrants	10,273,972	Nil
November 17, 2017	Series D Warrants	3,573,830	Nil
November 17, 2017	Series E Warrants	22,431,506	Nil
November 17, 2017	Notes	$32,750,000(2)	$32,750,000(3)
November 17, 2017	Series F Warrants	22,431,506	Nil
December 27, 2017	Common Shares issued on exercise of D warrants	1,874,989	$1.46

(1)	Issued pursuant to the 2017 Public Transaction
(2)	Aggregate principal amount of Notes
(3)	Issued Pursuant to the 2017 Private Placement

No other Common Shares, preferred shares, debt securities or warrants, or securities exchangeable or convertible into Common Shares, preferred shares, debt securities or warrants have been issued during the 2017 financial year.

ESCROWED SECURITIES

The Company does not have any escrowed securities or securities subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS

All directors hold office until the next annual general meeting of the Company’s shareholders or until they resign or are removed from office in accordance with the Company’s articles and the Canada Business Corporations Act.

Each director has formally consented to serve as a director with Neovasc.

Neovasc’s current directors and officers, their business background and principal occupations during the five preceding years and the periods during which each has served in their positions as directors or officers are as follows:

Paul Geyer – Chairman of the Board and Director

Mr. Geyer is Chairman of the Board. On July 1, 2008, he resigned as President and Chief Executive Officer of the Company. Mr. Geyer has served on the Company’s board since November 2, 2000 and is a resident of British Columbia, Canada. In addition, Mr. Geyer is a member of the Company’s audit committee.

Since June 2009, Mr. Geyer has been Chief Executive Officer of LightIntegra Technology Inc., a private medical device company focused on the development of the ThromboLux technology, used as a point of care device to determine platelet quality for blood transfusions.

From June 2009 to March 2017, Mr. Geyer was Chief Executive Officer of LightIntegra Technology Inc., a private medical device company focused on the development of the ThromboLux technology, used as a point of care device to determine platelet quality for blood transfusions.

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Mr. Geyer is currently the CEO of Discovery Parks and Nimbus Synergies, focused on investment in the growth of Health Technology companies in BC. He is also an active angel investor and supporter of local technology and life sciences firms. Mr. Geyer is on the board of directors of several private Health Technology companies. Mr. Geyer is also a Board member and past Chairman of BC Social Venture Partners. In April 2011, Mr. Geyer was awarded the LifeSciences BC Leadership Award.

Fred Colen – President, Chief Executive Officer

Fred Colen has over 40 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Colen has held management positions with Neovasc since January 2018.  Mr. Colen is a resident of Florida, United States.

Fred Colen has contributed to many significant turnarounds in his career, including the post-acquisition Guidant Company, which became the CRM division of Boston Scientific, a firm with which he held progressively senior executive roles over 11 years, including Chief Technology Officer from 2001-2008 and Member of the Executive Committee from 2001-2010. During his tenure at Boston Scientific, Mr. Colen is credited with numerous successes. As President of the company's Cardiac Rhythm Management (CRM) Group his team regained trust and confidence in the division's implantable pacemakers, leads, defibrillators and re-synchronization devices, increasing annual product revenue growth by over 10% in a flat US market and growing global divisional operating income from below 10% to 25% of sales, exceeding the planned annual free cash flow goals. As Chief Technology Officer, he led the development and global commercial launch for the Company’s first- and second-generation implantable drug-eluting coronary stents (the Taxus Express and Taxus Liberte), leading to global market leadership with incremental revenues of $2 billion annually. The Taxus Express market introduction is viewed as one of the most successful launches ever in the medical device industry.

Prior to joining Boston Scientific, Mr. Colen, in his role as Executive Vice President in the Pacesetter division, played a key role in the execution of St. Jude Medical’s diversification strategy, which resulted in its evolution from a successful heart valve company to a broad-based medical device company with a highly successful cardiac rhythm management business. In addition to restructuring organizational processes, he introduced the “Fast Cycle Time” approach in R&D to reduce development cycle times and optimize timing of new product introductions and manufacturing processes. During this time period, St. Jude also achieved a sharp increase in European sales through business focus, additional sales capacity, and marketing campaigns.

Mr. Colen also served as the President and Chief Executive Officer of BeneChill, building its early stage business in Europe and developing its clinical, regulatory and marketing strategy for the US market. He oversaw financing rounds E and F before the company was acquired by a Swedish firm that specializes in brain cooling.

Mr. Colen has also held a number of Board Directorships or Advisory roles, including Mölnlycke Healthcare, Biim Ultrasound, and GTX Medical. He served on the Board of Middle Peak Medical, a company developing a mitral valve replacement device, until its acquisition by Symetis, which in turn was acquired by Boston Scientific.

Alexei Marko – Director

Alexei Marko’s almost 20 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Marko held management positions with Neovasc's predecessor companies since 1999 and assumed the role of CEO in 2008 in conjunction with the company’s expansion and restructuring. Mr. Marko was appointed to the Company’s board of directors on June 12, 2003 and is a resident of British Columbia, Canada. Mr. Marko resigned from his position as Chief Executive Officer of Neovasc in January 2018.

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In October 2007, Mr. Marko was appointed President and Chief Operating Officer of Medical Ventures Corp. (MEV), a predecessor company. Previously, Mr. Marko was the Vice President and Chief Operating Officer and Vice President, Development and Engineering of MEV.

Mr. Marko is a listed inventor on a number of issued or pending patents related to medical technologies. He is also a registered professional engineer and sits on the board of directors for the Medical Device Development Centre in Vancouver. In 2005, he was named one of Business in Vancouver’s “Top Forty Under 40” in recognition of his achievements.

Mr. Marko completed both his B.A.Sc. (Hons) at Queen’s University and an M.A.Sc. in electrical engineering at the University of British Columbia, specializing in medical device development. He is a registered professional engineer (P.Eng.)

Douglas Janzen - Director

Mr. Janzen has been involved in the life sciences industry for the past 20 years. He is currently the CEO of Northview Ventures, an entity which invests in, and provides strategic advisory services to, a number of technology companies predominately in the life sciences industry. Mr. Janzen has also been a director of iCo Therapeutics Inc., a company listed on the TSXV, since March 2012. Most Recently, Mr. Janzen has taken the position of CEO of Aequus Pharmaceuticals Inc., which listed on the TSXV on March 17, 2015. Mr. Janzen was originally elected to the Company’s Board of Directors on June 2, 2005 and is a resident of British Columbia, Canada. In addition, Mr. Janzen is a member of the Company’s Audit and Compensation Committees.

Previously, he was President and CEO of Cardiome Pharma Corp. (Cardiome), a Nasdaq-listed drug development company that completed an C$800 million licensing deal with subsidiaries of Merck & Co. and saw its lead product approved in Europe in 2010. Prior to his involvement with Cardiome, Mr. Janzen was an investment banker with Cormark Securities Inc., a Toronto-based investment bank, acting as Managing Director of Life Sciences. Mr. Janzen is the past Chairman of Life Sciences British Columbia, has served as a director of Biotech Canada, and sits as a director on a number of public and private boards. Mr. Janzen is a past winner of Vancouver’s “Top 40 under 40” award.

Steven Rubin - Director

Mr. Rubin has served as Executive Vice President - Administration since May 2007 and as a director of OPKO Health, Inc. (OPKO) since February 2007. Mr. Rubin currently serves on the board of directors of Cogint, Inc. (NASDAQ: COGT), an information solutions provider focused on the data-fusion market, Kidville, Inc. (OTCBB:KVIL), which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns to five-year-olds, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Cocrystal Pharma, Inc. (NASDAQ: COCP), a biotechnology company developing new treatments for viral diseases, Chromadex Corporation  (NASDAQ: CDXC), an integrated, global nutraceutical company devoted to improving the way people age,  Eloxx Pharmaceuticals,Inc. (Formerly Sevion Therapeutics, Inc.) (OTCBB:ELOX), a clinical stage company which discovers and develops next-generation biologics for the treatment of cancer and immunological diseases, and Castle Brands, Inc. (NYSE MKT: ROX), a developer and marketer of premium brand spirits. Mr. Rubin previously served as a director of Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., SciVac Therapeutics, Inc. prior to its merger with VBI Vaccines, Inc., Tiger X Medical, Inc. prior to its merger with BioCardia, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013.  Mr. Rubin was elected to the Company’s board of directors on July 1, 2008. He is a resident of the state of Florida, United States. Mr. Rubin is also a member of the Company’s Audit and Governance and Nominating Committees.

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Dr. Jane Hsiao - Director

Dr. Hsiao has served as Vice-Chairman and Chief Technical Officer of the Company since May 2007 and as a director since February 2007. Dr. Hsiao has served as Chairman of the Board of Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, since October 2008 and was named Interim Chief Executive Officer of Non-Invasive Monitoring Systems, Inc. in February 2012. Dr. Hsiao is also a director of each of TransEnterix, Inc. (NYSE American:TRXC), a medical device company, and Cocrystal Pharma, Inc. (NASDAQ: COCP), a publicly traded biotechnology company developing new treatments for viral diseases. Dr. Hsiao previously served as a director for Sorrento Therapeutics, Inc. (NASDAQ:SRNE), a development-stage biopharmaceutical company, PROLOR Biotech, Inc. prior to its acquisition by the Company in August 2013, and as Chairman of the Board of SafeSitch Medical, Inc. prior to its merger with TransEnterix, Inc. Dr. Hsiao was elected to the Company’s board of directors on July 1, 2008. She is a resident of the state of Florida, United States. Dr. Hsiao is also a member of the Company’s Compensation and Governance and Nominating Committee.

Dr. William O’Neill – Director

Currently, Dr. O’Neill is the Medical Director, Center for Structural Heart Disease, Henry Ford Hospital, Detroit, Michigan. Previously, he was Executive Dean of Clinical Affairs and Chief Medical Officer, University of Miami Health System at the Miller School of Medicine, University of Miami. Prior to this position, from 1987 to 2006, Dr. O’Neill was the director of the division of Cardiovascular Disease at William Beaumont Hospital, Royal Oak, co-director of the Beaumont Heart Center, Royal Oak, and Corporate Chief of Cardiology, William Beaumont Hospitals, Royal Oak and Troy. Dr. O’Neill was named Vice Chair Department of Internal Medicine for Research in January 2003. Prior to joining Beaumont, he was Director of the cardiac catheterization laboratory at the University of Michigan in Ann Arbor and was an Associate Professor of Medicine at the University of Michigan Medical School. Dr. O’Neill is an international leader in the field of interventional cardiology and in the research of new techniques to diagnose and treat obstructed heart arteries.

Dr. O’Neill was originally elected to the Company’s board of directors on July 1, 2008. He is a resident of the state of Michigan, United States. Dr. O’Neill is also a member of the Company’s Compensation and Governance and Nominating Committee.

He is certified in interventional cardiology and cardiovascular disease by the American Board of Internal Medicine. An author of more than 35 book chapters, 230 articles and 330 abstracts, Dr. O’Neill is a graduate of Wayne State University School of Medicine and completed a cardiology fellowship at the University of Michigan Hospital.

Chris Clark – Chief Financial Officer and Corporate Secretary

In April 2007, Mr. Clark was appointed Chief Financial Officer of the Company. Prior to that, Mr. Clark was Director of Finance of Mr. Lube Canada Inc. from 2005 to 2007. Mr. Clark was Director of Finance, Healthpricer Interactive Inc. (formerly One Person Health Services Inc.) from 2004 to 2005 and currently serves as a director of Aequus Pharmaceuticals Inc. (TSXV: AQS). He is a resident of British Columbia, Canada.

Mr. Clark has over 20 years finance and accounting experience in public practice and in public and private companies, most recently focused in the medical device sector. He received his designation as a Chartered Accountant from the Institute of Chartered Accountants of England and Wales and articled with KPMG before moving to Canada in 1998. He has an honors degree in Economics from Swansea University and a post graduate diploma from Keble College, Oxford.

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Brian McPherson – Chief Operating Officer

In June 2009, Mr. McPherson was appointed Chief Operations Officer of the Company. Prior to that Mr. McPherson was Director of Operations from 2008 to 2009. Mr. McPherson resigned from his position as Chief Operating Officer of Neovasc in January 2018.

Mr. McPherson was Operations Manager for Pyng Medical from 2003 to 2006, where he also served on the board of directors. Prior to its acquisition by Medtronic, he was a Senior Operations Manager and served on the board of directors of Arterial Vascular Engineering Canada from 1995 to 1999. Mr. McPherson has more than 25 years’ experience in medical device manufacturing and operations. He holds two diplomas in technology from the British Columbia Institute of Technology, with the most recent in Biomedical Engineering. He is a resident of British Columbia, Canada.

Randy Lane, Vice-President, New Concept Development & Intellectual Property

In July 2007, Mr. Lane joined Neovasc, and in May 2014 he was promoted to the position of Vice-President, Research and Development. Prior to joining the Company, Mr. Lane held senior roles at global cardiovascular device firms, including 10 years in product development and manufacturing with Sorin Group Canada Inc.

Mr. Lane has more than 20 years’ experience in the medical device industry. Possessing expertise in prosthetic heart valve design and testing, Mr. Lane represents Canada on the ISO 5840 Committee as a technical expert in heart valves and has led teams throughout the complete development program, including the development of process improvements, product development and regulatory testing.  Mr. Lane leads a team developing the Tiara.

Mr. Lane holds a Bachelor of Science degree from McGill University, Montreal, Quebec, and is a resident of British Columbia, Canada.

Vicki Bebeau, Vice-President of Clinical and Regulatory Affairs

In May 2014, Ms. Bebeau joined Neovasc as Vice-President of Clinical Affairs. Ms. Bebeau has more than 20 years of clinical research experience, fulfilling various leadership roles, which include multinational cardiovascular device firms such as St. Jude Medical, Boston Scientific, and Medtronic. Having planned and directed numerous successful clinical studies, including prosthetic heart valves and other cardiovascular devices in support of IDE, PMA, and post market programs to support regulatory approvals, Ms. Bebeau’s efforts have contributed to the adoption of some of the industry’s most novel devices in the United States, Canada, Europe, Australia, and Japan.

Ms. Bebeau is a Registered Nurse whose specific areas of clinical research have included heart valves (open heart and percutaneous), vascular access and closure devices, FFR, OCT, renal denervation, and hypothermia. Ms. Bebeau holds a Bachelor of Science in Nursing from Bethel College. She represents Canada on the ISO 5840 Committee as a clinical expert in heart valves. Ms. Bebeau is also a MedTech Industry Advisory Board Member for St. Cloud State University.  She is a resident of White Bear Lake, Minnesota, USA.

Director & Officer Ownership of Securities

The following table sets out details of the Company’s shares, options and warrants that are directly or indirectly held by directors and executive officers as at the date hereof:

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Name	Number of Common Shares(1)	Percentage of Outstanding Common Shares	Number of Common Shares held under Options and Warrants(1)
Paul Geyer	2,145,218	0.04%	255,000
Alexei Marko	300,022	0.01%	485,000
Doug Janzen	125,128	0.00%	350,000
Steven Rubin	206,881	0.00%	245,000
Dr. Jane Hsiao	2,576,923	0.05%	225,000
Dr. William O’Neill	643	0.00%	225,000
Fred Colen	Nil	0.00%	2,000,000
Chris Clark	270,764	0.01%	632,000
Randy Lane	2,133	0.00%	641,000
Vicki Bebeau	10,000	0.00%	700,000
TOTAL	5,637,712	1.2%	5,758,000

Note 1: The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Neovasc, has been furnished by each director and executive officer individually or from insider reports filed by the individuals and available at www.sedi.ca.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed below, no director or executive officer of the Company:

Cease Trade Orders and Bankruptcies

No director or executive officer of the Company is, as of the date of this Annual Information Form, or has been, within the ten years prior to the date hereof, a director or chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to an order that was issued while the proposed director was acting as a director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or shareholder holding a sufficient number of securities to materially affect the control of the Company, is, at the date of this Annual Information Form, or has been within ten years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties and Sanctions

No director or executive officer of the Company, or shareholder holding a sufficient number of securities to materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a director.

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Individual Bankruptcies

No director or executive officer of the Company, or shareholder holding a sufficient number of securities to materially affect the control of the Company, has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

CONFLICTS OF INTEREST

Some of the Company’s directors and officers are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. All such conflicts are disclosed by them in accordance with the Canada Business Corporations Act and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

In the event that any of the Company’s directors or officers has a material interest in any material contract or proposed contract involving the Company they are required to disclose their interest to the board of directors either in writing or in person at a meeting of the directors. Any such contract is then considered and approved by a majority of the disinterested directors. Additionally, any non-arm’s length or related party transaction that requires the approval of the TSX will be subject to more restricted filing and disclosure requirements. Related party transactions are required to be disclosed in the Company’s financial statements.

AUDIT COMMITTEE INFORMATION

Pursuant to National Instrument 52-110, Neovasc is required to have an Audit Committee and make the following disclosure.

The Audit Committee's Charter

See Schedule “A”.

Composition of the Audit Committee

The members of the Audit Committee are Steve Rubin (Chair), Paul Geyer and Doug Janzen. Information regarding their relevant education and experience can be found under the heading “Directors and Officers”.

Messrs. Rubin, Geyer and Janzen are independent members(1) of the Audit Committee. All members of the Audit Committee are considered to be financially literate(2).

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Grant Thornton LLP.

Reliance on Certain Exemptions

The Company’s auditor, Grant Thornton LLP, has not provided any material non-audit services during the financial year ended December 31, 2017.

Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in section 2.4 or Part 8 of NI 52-110. Section 2.4 provides an exemption from the requirements that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

See Audit Committee Charter for specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by Grant Thornton LLP to the Company to ensure auditor independence. Fees incurred with Grant Thornton LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

	Year ended December 31, 2016	Year ended December 31, 2017
Audit Fees	C$98,170	C$85,000
Audit-Related Fees	C$58,850	C$90,200
Tax Fees	C$Nil	C$Nil
All Other Fees	C$9,153	C$Nil
Total	C$166,173	C$175,200

Audit fees: All services performed by Grant Thornton LLP in connection with the review of annual consolidated financial statements of the Company including services performed to comply with generally accepted auditing standards.

Audit Related Fees: All services performed by Grant Thornton LLP in connection with: the review of quarterly financial statements in accordance with generally accepted standards for a review; equity due diligence required by underwriters, regulators and other parties in connection with raising capital for the Company and internal control reviews.

Tax Fees: All services performed by Grant Thornton LLP in connection with tax planning, compliance and advice.

Other Fees: All services performed by Grant Thornton LLP outside of the services described above.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons has during the three most recently completed financial years, or during the current financial year, had any material interest, direct or indirect, in any transactions that materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

MATERIAL CONTRACTS

There are no contracts that are material to the Company, that were entered into other than in the ordinary course of business and not excepted from disclosure and filing requirements, and that were entered into within the financial year ended December 31, 2017 or before such period but are still in effect other than as noted below:

On December 2, 2016, the Company and Boston Scientific entered into a definitive agreement for Boston Scientific to acquire Neovasc’s advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the asset purchase agreement Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including the Tiara through its clinical and regulatory pathways. Under the terms of the equity investment, Boston Scientific acquired 11,817,000 Common Shares in the capital of Neovasc at a price of $0.60 per share, for gross proceeds of $7,090,200.

On November 9, 2017, the Company and Canaccord Genuity Inc. entered into an underwriting agreement in connection with the 2017 Public Transaction. Pursuant to the underwriting agreement, Canaccord Genuity Inc. would act as underwriter for the 2017 Public Transaction.

On November 9, 2017, the Company and a group of buyers entered into a securities purchase agreement in connection with the 2017 Private Placement. Pursuant to the securities purchase agreement, the Company agreed to issue 22,431,506 Series E Warrants and a new series of senior secured convertible notes of the Company, in the aggregate principal amount of $32,750,000 to the buyers listed in the securities purchase agreement.

Pursuant to the 2017 Financings, the Company issued the Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Notes as described above in “Description Of Capital Structure And Market For Securities”.

TAXATION

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated U.S. federal income tax considerations generally applicable to a “U.S. Holder” of the ownership and disposition of Common Shares. This summary addresses only holders who hold Common Shares as capital assets (generally, property held for investment purposes). This summary does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, foreign, alternative minimum, unearned income “Medicare” contribution, estate or gift tax consequences of holding or disposing of Common Shares.

As used herein, the term “U.S. Holder” means any beneficial owner of Common Shares, who, for U.S. federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

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If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal tax purposes) holding Common Shares, and their partners and other owners, should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the Canada-United States Income Tax Convention (1980), as amended, the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements and rulings of the IRS, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly on a retroactive basis. This summary is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including tax-exempt organizations, pass-through entities, certain financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position, persons that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities that elect to use a mark-to-market method of accounting, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, former citizens or permanent residents of the United States, or persons that own directly, indirectly or constructively 10% or more of our Common Shares by voting power or by value. Holders and prospective investors should consult their own tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular circumstances.

Distributions with respect to the Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize, to the extent out of our current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions on Common Shares (including amounts withheld to pay Canadian withholding taxes). We do not intend to calculate our earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will generally be treated as U.S. source ordinary income or loss.

We believe that we are a “qualified foreign corporation” and therefore, distributions treated as dividends and received by certain non-corporate U.S. Holders will be taxed at preferential rates, provided applicable holding period and certain other requirements are satisfied, including that we are not treated as a PFIC for the year of the distribution or for the prior taxable year. Any amount of such distributions treated as dividends will generally not be eligible for the “dividends received” deduction ordinarily available to certain U.S. corporate shareholders.

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Distributions on Common Shares that are treated as dividends will generally constitute income from sources outside the United States and will generally be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon a sale, exchange or other taxable disposition of a common share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, generally, for U.S. Holders that use the cash method and for electing U.S. Holders that use accrual method, determined by reference to the spot rate of exchange on the date of settlement) and the holder’s tax basis of such common share. Such gain or loss will be a long-term capital gain or loss if the common share has been held for more than one year and will be short-term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the preceding taxable year nor do we anticipate that we will be a PFIC in the current taxable year or in future taxable years. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC in any taxable year during which a U.S. Holder owns our Common Shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available to U.S. Holders of Common Shares that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in Common Shares and whether to make an election or protective election.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Common Shares.

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Certain Material Canadian Federal Income Tax Considerations

The following is a summary, as of today’s date, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) that generally apply to an investor who acquires Common Shares, who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length, and is not affiliated with the Company and who acquires and holds Common Shares, as capital property (a “Holder”). Generally, Common Shares will be considered to be capital property to a Holder provided that the Holder does not use Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

 This summary is based upon the current provisions of the Canada-United States Income Tax Convention (1980) (“Treaty”), the Tax Act and its regulations and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary only applies to Holders who (i) for the purposes of the Tax Act, have not and will not be resident in Canada at any time, (ii) do not and is not deemed to use or hold the Common Shares in carrying on a business in Canada, (iii) are resident solely in the United States for income tax purposes and entitled to benefits under the Treaty, and (vi) are not “specified shareholders” (as defined in subsection 18(5) of the Tax Act). Special rules, which are not discussed in this summary, may apply to a United States Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars using the daily exchange rate of the Bank of Canada on the particular day, or such other rate of exchange as is acceptable to the CRA.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of the Treaty. The rate of withholding tax on dividends paid or credited to a Holder who is resident in the U.S. for purposes of the Treaty, entitled to benefits under the Treaty, and is the beneficial owner of the dividend is generally limited to 15% of the gross amount of the dividend (or 5% in the case of such a Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Holders should consult their own tax advisors regarding the application of the Treaty to dividends based on their particular circumstances.

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Dispositions of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless Common Shares constitute “taxable Canadian property” to the Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of the Treaty.

Provided Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NASDAQ), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently:

(i) the Holder, persons with whom the Holder did not deal at arm’s length, and partnerships in which the Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and

(ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Holder for purposes of the Tax Act in particular circumstances.

Even if Common Shares constitute “taxable Canadian property” to a Holder, under the Treaty, such a Holder will not be subject to tax under the Tax Act on any capital gain realized by such holder on the disposition of such Common Shares, provided the value of such Common Shares is not derived principally from real property situated in Canada (within the meaning of the Treaty). Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

LEGAL PROCEEDINGS

Except for as otherwise disclosed below, there are no material outstanding legal proceedings or regulatory actions to which the Company is party, nor, to Neovasc’s knowledge, are there any such proceedings or actions contemplated.

Litigation with CardiAQ

The Company is engaged as a defendant and appellant in lawsuits involving CardiAQ, as further described below. Litigation resulting from CardiAQ’s claims has been and is expected to be costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against the remaining claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

On June 23, 2014, CardiAQ also filed a complaint against Neovasc in the German Court requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals. No hearing date has yet been set by the court. As a next step, both parties have been given a deadline to file written responses by March 30, 2018. The case is likely to be heard in the third or fourth quarter of 2018, and there is likely to be further exchanges of written submissions between the parties in the time leading up to that hearing.

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Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014.  On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents.  The Company moved to dismiss the complaint on November 16, 2017, and briefing on the Company’s motion to dismiss completed on December 21, 2017. No other litigation schedule or deadlines have been set. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their conclusion by the appropriate courts the Company cannot give any assurance as to the outcome.

Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts (the “Court”) and, upon appeal, in the United States Court of Appeals for the Federal Circuit (the “Appeals Court”). This litigation concerned intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara. Following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief. The Court later awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief and $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016. Neovasc and CardiAQ each appealed on various grounds, and on September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ’s cross-appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”) Neovasc Inc. and Neovasc Medical Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. against Livanova Canada Corp., Livanova PLC, Boston Scientific Corporation and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the plaintiffs’ patents.  In February 2017, the Neovasc Defendants were added to the plaintiffs’ claim making related allegations.  In summary, the plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The plaintiffs seek various declarations, injunctions and unspecified damages and costs.  The Neovasc Defendants filed their Statement of Defence in November 2017. The other defendants have not yet filed their Statements of Defence. The Neovasc Defendants intend to vigorously defend themselves.

The Company is aware of a potential claim involving another party’s intellectual property rights, which the Company is investigating and believes to be without merit. The Company is in preliminary discussions with that party and believes that settlement of the matter, if warranted, can be achieved on reasonable commercial terms.

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NAMES AND INTEREST OF EXPERTS

No person or company, whose profession or business gives authority to the statement, report, valuation or opinion, who is named as having prepared or certified a statement, report, valuation or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company and no such person is a promoter of the Company or an associate or affiliate of the Company. In particular, the current auditors of the Company are Grant Thornton, LLP, Chartered Accountants, 1600 – 333 Seymour St., Vancouver, BC, V6B 5A6. Grant Thornton LLP has reported on Neovasc’s fiscal 2017 audited consolidated financial statements, which have been filed with the securities regulatory authorities. As of March 28, 2018, Grant Thornton LLP has informed the Company that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

TRANSFER AGENT AND REGISTRAR

Neovasc’s transfer agent and registrar is Computershare Investor Services Inc., 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com and on the website of the SEC at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s management information circular dated May 8, 2017.

ADDITIONAL FINANCIAL INFORMATION

Additional financial information relating to our Company is provided in our comparative financial statements and management's discussion and analysis for the years ended December 31, 2017, 2016 and 2015.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Neovasc Inc. (formerly Medical Ventures Corporation)

2007

MEDICAL VENTURES CORPORATION

1.	PURPOSE

The Audit Committee is responsible for assisting the Board of Directors (the “Board”) in fulfilling its oversight responsibilities in relation to:

·	the integrity of Medical Ventures Corp. (the “Corporation”) financial statements;
·	the Corporation’s compliance with legal and financial regulatory requirements;
·	the qualifications and independence of the Corporation’s auditor;
·	the adequacy and effectiveness of internal controls over financial reporting and disclosure controls;
·	the performance of the Corporation’s internal audit function and independent auditor;
·	preparing an audit committee report to be included in the Corporation’s management information circular; and
·	any additional matters delegated to the Audit Committee by the Board.
2.	MEMBERS

The Board must appoint a minimum of three directors to be members of the Audit Committee. All of the members of the Audit Committee will meet the criteria for independence contained in applicable laws and stock exchange rules and regulations and at least a majority must be residents of Canada (so long as this is required under applicable law). In addition, every member of the Audit Committee will be Financially Literate and at least one member will have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. “Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

3.	RESPONSIBILITIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties delegated to the Audit Committee by the Board.

(a)	Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the

Audit Committee. Accordingly, the Audit Committee will evaluate and be responsible for the Corporation’s relationship with the auditor. Specifically, the Audit Committee will:

A-2

·	select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;
·	review and approve the auditor’s engagement letter;
·	after seeking and taking into account the opinions of senior management and the officer in charge of internal audit, review the independence, experience, qualifications and performance of the auditor, including the lead audit partner, in recommending its appointment or reappointment, including considering whether the auditor’s quality controls are adequate and the auditor’s provision of any permitted non-audit services is compatible with maintaining its independence;
·	oversee the auditor’s work, including resolving any disagreements between management and the auditor regarding financial reporting;
·	at least annually, obtain and review a report by the auditor describing its internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditor and any steps taken to deal with any such issues; and
·	where appropriate, terminate the auditor.
(b)	Confirmation of the Auditor’s Independence

At least annually, and before the auditor issues its report on the Corporation’s annual financial statements, the Audit Committee will:

·	confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation that in the auditor’s professional judgment may reasonably be thought to bear on its independence;
·	discuss with the auditor any disclosed relationships or services that may affect its independence;
·	obtain written confirmation from the auditor that it is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct adopted by the Canadian Institute of Chartered Accountants to which it belongs and that it is an independent public accountant with respect to the Corporation within the meaning of federal securities legislation; and
·	confirm that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team for the Corporation.
(c)	Pre-Approval of Non-Audit Services

The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Corporation or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Audit Committee may establish policies and procedures, that may be revised from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.

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(d)	Communications with the Auditor

The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor, including, without limitation:

·	planning and staffing of the audit;
·	any material written communications between the auditor and management, such as any management letter or schedule of unadjusted differences;
·	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;
·	the extent to which the auditor is satisfied with the nature and scope of its examination;
·	any instances of fraud or other illegal acts involving senior management of the Corporation;
·	whether or not the auditor has received the full co-operation of senior management and other employees of the Corporation and whether the auditor has encountered any audit problems or difficulties in the course of its audit work, including any restrictions on the scope of the auditor’s work or access to required information and any significant disagreements with management (along with management’s response);
·	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and
·	the items required to be communicated to the Audit Committee under the Canadian authoritative guidance or under Canadian generally accepted auditing standards.
(e)	Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under Canadian generally accepted auditing standards. The Audit Committee will review a summary of the auditor’s audit plan for each audit.

(f)	Review of Audit Fees

The Audit Committee will determine the auditor’s fee and the terms of the auditor’s engagement. In determining the auditor’s fee, the Audit Committee will consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and the extent of internal audit and other support to be provided to the auditor by the Corporation.

(g)	Review of Financial Statements

The Audit Committee will review and discuss with management and the auditor the annual audited financial statements, together with the auditor’s report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with management and the auditor:

·	management’s discussion and analysis relating to the annual audited financial statements and interim financial statements;

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·	all critical accounting policies and practices used or to be used by the Corporation; and
·	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor.

The Audit Committee may also engage the auditor to review the interim financial statements and any reconciliation of the Corporation’s financial statements prior to the Audit Committee’s review of such financial statements or reconciliation.

(h)	Review of Other Financial Information

The Audit Committee will:

·	review annual and interim earnings press releases prior to their public release, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the type and presentation of information to be included in such press releases and guidance (including the use of “pro forma” or “adjusted” non-GAAP financial measures);
·	ensure that adequate procedures are in place for management’s review of all other financial information extracted or derived from the Corporation’s financial statements that were previously reviewed by the Audit Committee before such information is released to the public, including, without limitation, financial information or statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities, and the Audit Committee shall periodically assess the adequacy of those procedures;
·	review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of any material control deficiencies;
·	review analyses prepared by management and/or the auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods of the financial statements; and
·	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.
(i)	Relations with Senior Management

The Audit Committee members will meet privately with senior management as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually to discuss any areas of concern to the Audit Committee or senior management.

(j)	Oversight of Internal Controls and Disclosure Controls

The Audit Committee will review with senior management the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material weaknesses or significant deficiencies.

The Audit Committee will review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods. The Audit Committee will also review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

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(k)	Legal and Regulatory Compliance

The Audit Committee will review with the Corporation’s legal counsel any legal or regulatory matters that could have a significant effect on the Corporation’s financial statements. It will also review with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

(l)	Risk Assessment and Risk Management

The Audit Committee will review periodically with senior management the Corporation’s guidelines and policies with respect to risk assessment and risk management, including the steps and process taken to monitor and control risks.

(m)	Taxation Matters

The Audit Committee will periodically review with senior management the status of significant taxation matters of the Corporation.

(n)	Hiring Employees of the Auditor

The Audit Committee has established and will continue to maintain and monitor compliance with policies for hiring partners and employees and former partners and employees of the auditor.

4.	COMPLAINTS PROCEDURE

The Audit Committee has established, and will continue to maintain, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures for the confidential, anonymous submission of concerns by employees of the Corporation regarding questionable accounting or auditing matters or disclosure controls.

5.	REPORTING

The Audit Committee will regularly report to the Board on:

·	the auditor’s independence;
·	the performance of the auditor and the Audit Committee’s recommendations regarding its reappointment or termination;
·	the performance of the internal audit function;
·	the adequacy of the Corporation’s internal controls and disclosure controls;

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·	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;
·	its review of the annual and interim management’s discussion and analysis;
·	any issues that arise with respect to the Corporation’s compliance with legal and regulatory requirements; and
·	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
6.	REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Board together with any proposed amendments. The Board will review the Charter and approve such further amendments as it deems necessary and appropriate.

7.	ASSESSMENT

At least annually, the Corporate Governance Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

8.	CHAIR

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

9.	REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

10.	ACCESS TO INDEPENDENT COUNSEL AND OTHER ADVISORS

In carrying out its duties, the Audit Committee may retain independent counsel and any other outside advisor at the expense of the Corporation without Board approval at any time and has the authority to determine any such counsel’s or advisor’s fees and other retention terms. The Corporation shall also provide appropriate funding, as determined by the Audit Committee, for the payment of the compensation of the auditor, independent counsel and outside advisors and any ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.